PLANAR

SEEING THE BIGGER PICTURE









From a single pixel, the information needed by people the world over takes shape. At Planar, c attention to the smallest details helps us achieve our biggest successes. We identify market needs a apply our industry knowledge and product development versatility to produce solutions our custome value. Planar is tirelessly focused on helping people access information more effectively. And that the bigger picture.



Financial Statements and Supplementary Information

FISCAL YEAR 2004
ended September 24, 2004

CONTENTS

PLANAR

Planar Systems, Inc.
1195 NW Compton Dr., Beaverton, Oregon 97006
503-748-1100, www.planar.com

BUSINESS

Planar Systems, Inc. is a provider of flat-panel display solutions for customers in medical, industrial, commercial and retailing markets. Products include several flat-panel display technologies and range from stand-alone solutions consisting of a display, computer hardware and software, to display components sold to manufacturers for incorporation into their products. The Company has a global reach with sales offices in North America, Europe and Asia.

The electronic display industry is driven by people the world over demanding products that help them connect with information. The proliferation of networked devices is likely to increase demand for these connections, driving demand for flat-panel display solutions far into the future.

Planar is organized around three business segments—Medical, Industrial and Commercial.

Business Units and Markets

Medical

Currently the driving force of demand in this market is for digital imaging systems for radiology, followed by display and computing solutions for use within hospitals at the point of care. In a 2004 survey of hospital administrators, digital imaging topped the list of areas targeted for capital expenditures in the next five years, followed by systems that enable electronic patient record-keeping at the point of care. Planar's display solutions consist of displays and hardware suitable for the healthcare environment, plus necessary software to run the displays. Beyond those two product classes, Planar provides display components to medical OEM's for incorporation into a wide range of diagnostic and therapeutic equipment. The Company's long-term strategy in this market is to identify display-based needs in the healthcare environment and deploy superior industry knowledge and product engineering to provide targeted solutions.

Industrial

Product offerings from this business unit consist of liquid-crystal display (LCD) and electroluminescent (EL) display technology and modules sold to OEMs for integration into various systems, as well as value-added display solutions consisting of various display technologies, computer hardware and software. Planar adds value through engineering expertise, designing specialized displays to meet the specific needs of customers with such attributes as temperature tolerance, sunlight readability, custom form factors and reliability. Overall economic activity tends to be the primary driver in industrial markets, and the ongoing need for people to connect with information in diverse environments contributes to the demand for specialized, rugged displays will continue.

Planar's activities in the retailing market are also included in the Industrial segment. The Company develops display solutions for unmet needs in the modern retail environment, where digital technology has revolutionized back-office operations but has yet to evolve into front-office solutions that directly serve customers. The Company's offerings are aimed at the needs of consumers seeking product information, as well as retailers and product manufacturers who seek to reliably deliver such information at the point of purchase.

Commercial

LCD desktop monitors and plasma and LCD televisions comprise the product offerings in the Company's commercial business unit. The predicted slowing of growth in the desktop monitor market is being reflected in this business unit as efforts are shifted from top-line growth to bottom-line profit. The majority of products are sold to business buyers, with increasing consumer sales resulting from additional channel partners and branding efforts. The Company's strategy going forward will be to protect hard-won market share while improving profitability.

Research and Product Development

Planar makes investments in targeted research, development and product development activities. Research and development expenses are primarily related to the commercialization of display technologies, new system architectures and fundamental process improvements. Product development expenses are directly related to the design, prototyping and release-to-production of new products. Expenses consist primarily of salaries, project materials, outside services, allocation of facility expenses and other costs associated with the Company's ongoing efforts to develop new products, processes and enhancements. The company spent $11.1 million, $13.5 million, and $15.1 million on research, development and product engineering for the fiscal years 2004, 2003 and 2002, respectively. These expenses were partially offset by contract funding from both government agencies and private sector companies of $0.3 million, $2.3 million, and $2.2 million in fiscal years 2004, 2003 and 2002, respectively.

Intellectual Property

The company holds a number of patents, trade secrets, trademarks, copyrights and other elements of intellectual property, and uses nondisclosure agreements and other measures to protect its proprietary rights. However, the Company's operations are not reliant on these items. A primary success factor in our markets is developing in-depth familiarity with the needs of the end users of our products. The continual product development, exclusive product features and technical expertise that result from this knowledge drive the results of our products in the marketplace. Increasingly, the Company's competitive advantage is characterized by operational systems and knowledge, outside of the traditional intellectual property definitions.

Branding, Marketing and Sales

Efforts to raise market awareness and competitive advantage from the Planar brand are continuous. Marketing efforts focus on uncovering prospects and communicating the attributes foremost in the minds of purchasing decision-makers. This approach is intended to ensure the highest possible return on investment for our marketing expense.

The Company employs a worldwide sales force selling through direct and reseller channels. Sales offices were expanded in Germany and opened in China during fiscal 2004 to extend global reach. Planar's vertically-integrated Medical segment sales team is headquartered in Waltham, Massachusetts, with additional sales and marketing staff stationed in Oregon, Germany and China. The Company's Industrial segment manages sales and operations from its Oregon headquarters, with additional staff in Finland also managing a network of independent sales representatives and distributors for certain European markets. The Company's Commercial segment is run from its Oregon headquarters office.

Products sold to Dell comprised 19% of total consolidated sales in each of fiscal 2004, 2003 and 2002. Products sold to CDW comprised 12% of total consolidated sales in fiscal 2004.

Backlog

The Company believes the backlog metric is of limited utility in predicting future sales because its Commercial segment and a growing portion of its Medical segment operate on a ship-to-order basis with very little backlog.

As of September 24, 2004 and September 26, 2003, the Company's backlog of domestic and international orders was approximately $48.3 million and $43.2 million, respectively. As of September 24, 2004, the Company included all accepted contracts or purchase orders in its backlog. Backlog includes orders of approximately $13.5 million related to end-of-life products which are scheduled to ship over the next several years. Variations in the magnitude and duration of contracts and customer delivery requirements may result in substantial fluctuations in backlog from period to period.

Manufacturing and Raw Materials

Planar Systems, Inc. contracts with offshore partners for its manufacturing and assembly capacity, with the exception of an EL manufacturing facility in Finland and an assembly operation in Beaverton. The company believes that its effective management of these partners and its global supply chain is an important competency and competitive advantage.

Quality and reliability are emphasized in the design, manufacture and assembly of all the Company's products. All of Planar's facilities have active operator training/certification programs and regularly use advanced statistical process control techniques. The Company's products undergo thorough quality inspection and testing throughout the manufacturing process. All of the Company's operating units have received and maintain their ISO9001 certification. This certification requires that a company meet a set of criteria established by an independent, international quality organization that measures the quality of systems, procedures and implementation in manufacturing, marketing and development of products and services.

The Company's EL manufacturing facility in Finland produces a wide range of display types and sizes. Manufacturing operations consist of the procurement and inspection of components, manufacture of EL displays, final assembly of some components and extensive testing of finished products.

The Company currently procures from outside suppliers all of its raw materials, including glass substrates, driver integrated circuits, electronic circuit assemblies, power supplies and high-density interconnects. A significant raw-material supply risk to the Company's operations is LCD panel glass. The Company strives to buy this material from multiple partners and forecast demand as accurately as possible to effectively manage this risk and ensure supply of these components.

Competition

Holding a strong competitive position in the market for flat-panel displays requires maintaining a diverse product portfolio addressing opportunities at all stages of the product life cycle. In such a highly competitive market, average selling prices are likely to continue to decrease over time as products gain market acceptance, volumes increase, and more competitors enter the market. In these situations, the Company strives to maintain operating margins by increasing unit volumes, increasing value-added contributions to each unit, providing additional value to its customers through system integration and services, reducing material costs and managing expenses in a fiscally disciplined manner. To drive success at the other end of the product life cycle, the company maintains a customer-centric focus to guide targeted research, development and product engineering efforts to meet the needs of end users, leading to profitable growth.

In addition to the product portfolio, the Company competes with other display manufacturers based upon commercial availability, price, visual performance (e.g., brightness, color capabilities, contrast and viewing angle), size, design flexibility, power usage, durability, ruggedness and customer service. The Company believes its total-quality program, wide range of product offerings, flexibility, responsiveness, technical support and customer satisfaction programs are important to its competitive position.

The Company's direct competitors are numerous and diverse. For products based on EL technology, Planar competes mainly with Sharp Electronics Corporation. In display systems including LCD components sourced from manufacturers, Planar's value-added products compete against those of Barco, Totoku, NDS and others in the medical market; and NEC-Mitsubishi, Viewsonic, Dell and others in the commercial market. In the industrial market, the Company sometimes competes against the internal engineering functions of some of its OEM customers. In addition, other industrial display systems specialists include Global Display Solutions, Three-Five Systems, White Electronic Designs Corporation and a variety of small, highly specialized producers.

Employees

Human capital is considered to be a key element for success by the Company. Planar's future success will depend largely on its ability to continue to attract, retain and motivate highly skilled and qualified personnel. The company's philosophy is to focus employee recruiting and retention efforts on those from the top quartile of their professions, believing that top pay for top performance is a very good investment.

The Company's U.S. employees are not represented by any collective bargaining units and the Company has never experienced a work stoppage in the U.S. The Company's Finnish employees are, for the most part, covered by national union contracts. These contracts are negotiated annually between the various unions and the Employer's Union and stipulate benefits, wage rates, wage increases, grievance and termination procedures and work conditions.

As of September 24, 2004, the Company had 433 employees worldwide; 262 in the United States and 171 in Europe. Of these, 71 were engaged in marketing and sales, 55 in research and product development, 62 in finance and administration, and 245 in manufacturing and manufacturing support.

Available Information

The Company's Internet website address is *www.planar.com*. Planar's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, are available through the Internet website as soon as reasonably practicable after it is electronically filed with, or furnished to, the Securities and Exchange Commission. The Company's Internet website and the information contained therein or connected thereto are not intended to be incorporated into the Annual Report on Form 10-K.

Properties

The Company leases its primary manufacturing facilities and various sales offices in the United States and Europe. The Company leases 37,000 square feet of custom-designed space, including 15,000 square feet of cleanroom in Beaverton, Oregon for assembly operations. The European facility, located in Espoo, Finland, is a custom-designed facility in which Planar leases 85,000 square feet, including approximately 15,000 square feet of cleanroom.

The Company entered into a new lease in August 2001 for approximately 72,000 square feet of class A office space in Beaverton, Oregon. The construction of this facility was completed in June 2002 and it is now used for administrative office space, design engineering and associated lab and research and development activities.

In 1994, the Company acquired a 21,000 square-foot facility, with approximately 6,000 square feet of cleanroom, also located in Beaverton, Oregon. This facility is being used for research and development activities.

The Company's Lake Mills, Wisconsin, facility, formerly the site of the Company's passive-matrix LCD manufacturing operation, includes a 70,000 square-foot facility with approximately 7,500 square feet of cleanroom. This property has been listed for sale.

In April 2002, the Company acquired DOME imaging systems, inc. located in Waltham, Massachusetts. The Company has retained a lease on approximately 31,000 square feet, formerly leased by DOME, which is used for sales and administration office space, design engineering and associated lab and research and development activities and quality testing.

The Company has field sales offices in key U.S. metropolitan areas and four sales offices in Europe and Asia. The offices are located in the Boston, Portland, Helsinki, Munich, Paris and Shanghai metropolitan areas. Lease commitments for most of these facilities are typically six to twelve months. None of these sales offices has significant leasehold improvements nor are any planned.

The Company believes that its facilities are adequate for its immediate and near-term requirements and does not anticipate the need for significant additional expansion in the near future.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain statements that are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about the Company's business, management's beliefs and assumptions. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors including the following: domestic and international business and economic conditions, changes in growth in the flat-panel monitor industry, changes in customer demand or ordering patterns, changes in the competitive environment including pricing pressures or technological changes, continued success in technological advances, shortages of manufacturing capacities from our third party partners, final settlement of contractual liabilities, future production variables impacting excess inventory and other risk factors described below under "Outlook: Issues and Uncertainties". The forward-looking statements contained in this Report speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report. If the Company does update one or more forward-looking statements, it should not be concluded that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, warranty obligations, intangible asset valuation and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies and the related judgments and estimates affect the preparation of the consolidated financial statements.

Revenue Recognition. The Company's policy is to recognize revenue for product sales when title transfers and risk of loss has passed to the customer, which is generally upon shipment of our products to our customers. The Company defers and recognizes service revenue over the contractual period or as services are rendered. Some distributor agreements allow for potential return of products and pre-established contractual obligations for price protection under certain conditions within limited time periods. Such return rights are generally limited to contractually defined short-term stock rotation. The Company estimates sales returns and price adjustments based upon historical experience and other qualitative factors. The Company estimates expected sales returns and price adjustments and records the amounts as a reduction of revenue at the later of the time of shipment or when the pricing decision is made. Each period, price protection is estimated based upon pricing decisions made and information received from customers as to the amount of inventory they are holding. The Company's policies comply with the guidance provided by Staff Accounting Bulletin No. 104, Revenue Recognition, issued by the Securities and Exchange Commission. Judgments are required in evaluating the credit worthiness of our customers. Credit is not extended to customers and revenue is not recognized until the Company has determined that the risk of uncollectibility is minimal.

Allowance for Doubtful Accounts. The Company's policy is to maintain allowances for estimated losses resulting from the inability of its customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, the Company obtains credit rating reports and financial statements of the customer when determining or modifying their credit limits. The Company regularly evaluates the collectibility of its trade receivable balances based on a combination of factors. When a customer's account balance becomes past due, the Company initiates dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to the Company, such as in the case of bankruptcy, deterioration in the customer's operating results or financial position or other material events impacting their business, the Company records a specific allowance to reduce the related receivable to the amount the Company expects to recover.

The Company also records an allowance for all customers based on certain other factors including the length of time the receivables are past due, the amount outstanding, and historical collection experience with customers. The Company believes its reported allowances are adequate. However, if the financial condition of those customers were to deteriorate, resulting in their inability to make payments, the Company may need to record additional allowances which would result in additional general and administrative expenses being recorded for the period in which such determination was made.

Inventory. The Company is exposed to a number of economic and industry factors that could result in portions of its inventory becoming either obsolete or in excess of anticipated usage, or subject to lower of cost or market issues. These factors include, but are not limited to, technological changes in the Company's markets, the Company's ability to meet changing customer requirements, competitive pressures in products and prices, new product introductions, product phase-outs and the availability of key components from the Company's suppliers. The Company's policy is to reduce the value of inventory when conditions exist that suggest that its inventory may be in excess of anticipated demand or is obsolete based upon its assumptions about future demand for its products and market conditions. The Company regularly evaluates its ability to realize the value of its inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end-of-life dates, estimated current and future market values and new product introductions. Purchasing practices and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, the Company's adjustments are intended to reduce the carrying value of its inventory to its net realizable value. If actual demand for the Company's products deteriorates or market conditions become less favorable than those that the Company projects, additional inventory adjustments may be required.

Product Warranties. The Company's products are sold with warranty provisions that require it to remedy deficiencies in quality or performance over a specified period of time, generally between 12 and 36 months, at no cost to the Company's customers. The Company's policy is to establish warranty reserves at levels that represent its estimate of the costs that will be incurred to fulfill those warranty requirements at the time that revenue is recognized. The Company believes that its recorded liabilities are adequate to cover its future cost of materials, labor and overhead for the servicing of its products. If there is an actual product failure, or material or service delivery costs differ from the Company's estimates, its warranty liability would need to be revised accordingly.

Intangible assets. The Company adopted the Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" on accounting for business combinations and goodwill as of the beginning of fiscal year 2002. Accordingly, the Company no longer amortizes goodwill from acquisitions, but continues to amortize other acquisition-related intangibles and costs.

As required by these rules, the Company performs an impairment review of goodwill annually, or earlier if indicators of potential impairment exist. This annual impairment review was completed during the second quarter of fiscal year 2004, and no impairment was found. The impairment review is based on a discounted cash flow approach that uses estimates of future market share and revenues and costs for the relevant segments as well as appropriate discount rates. The estimates used are consistent with the plans and estimates that the Company uses to manage the underlying businesses. However, if the Company fails to deliver new products for these groups, if the products fail to gain expected market acceptance, or if market conditions in the related businesses become unfavorable, revenue and cost forecasts may not be achieved and the Company may incur charges for impairment of goodwill.

For identifiable intangible assets, the Company amortizes the cost over the estimated useful life and assesses any impairment by estimating the future cash flow from the associated asset in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". If the estimated cash flow related to these assets decreases in the future or the useful life is shorter than originally estimated, the Company may incur charges for impairment of these assets. The revised value is based on the new estimated discounted cash flow associated with the asset. Impairment could result if the underlying technology fails to gain market acceptance, the Company fails to deliver new products related to these technology assets, the products fail to gain expected market acceptance or if market conditions in the related businesses become unfavorable.

Income Taxes. The Company records a valuation allowance when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company assesses the need for a valuation allowance based upon its estimate of future taxable income covering a relatively short time horizon given the volatility in the markets the Company serves and its historic operating results. Tax planning strategies to use the Company's recorded deferred tax assets are also considered. If the Company is able to realize the deferred tax assets in an amount in excess of its reported net amounts, an adjustment to decrease the valuation allowance associated with deferred tax assets would increase earnings in the period such a determination was made. Similarly, if the Company should determine that its net deferred tax assets may not be realized to the extent reported, an adjustment to increase the valuation allowance associated with the deferred tax assets would be charged to income in the period such a determination was made.

BUSINESS ACQUISITIONS

In April 2002, the Company completed the acquisition of DOME imaging systems, inc. ("DOME"). DOME designs, manufactures and markets computer graphic imaging boards, flat-panel displays and software for original equipment manufacturers in the medical field and other advanced image processing applications. As a result of the acquisition, the Company is able to offer a broader range of medical display solutions, which complements our medical product line. The acquisition was accounted for as a purchase and, accordingly, the operations of DOME have been included in the consolidated financial statements from the date of acquisition. The total consideration paid was $65.7 million which consisted of $52.2 million of cash, stock options assumed which were valued at $11.3 million, cash to be paid for stock options of $1.2 million and closing and related costs of $1.0 million. The Company recorded a non-recurring charge of $2.3 million in the third quarter of fiscal 2002 for in-process research and development costs. See Note 3 – Business Acquisitions in the Notes to Consolidated Financial Statements which is included in Item 8 – Financial Statements and Supplementary Data in this report.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of sales of certain items in the Consolidated Financial Statements of the Company. The table and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

	Fiscal Years Ended		
	Sept. 24, 2004	Sept. 26, 2003	Sept. 27, 2002
Sales	100.0%	100.0%	100.0%
Cost of sales	76.8	69.7	70.7
Gross profit	23.2	30.3	29.3
Operating expenses:			
Research and development, net	4.2	4.4	6.3
Sales and marketing	7.1	7.8	7.4
General and administrative	6.1	6.8	6.6
Amortization of intangibles	1.0	1.2	0.5
Impairment, restructuring and in-process research and development charges	(0.2)	0.2	10.1
Total operating expenses	18.2	20.4	30.9
Income (loss) from operations	5.0	9.9	(1.6)
Non-operating income (expense):			
Interest, net	(0.2)	(0.5)	(0.7)
Foreign exchange, net	—	—	(0.1)
Other, net	0.2	—	—
Net non-operating income (expense)	—	(0.5)	(0.8)
Income (loss) before income taxes	5.0	9.4	(2.4)
Provision (benefit) for income taxes	1.4	3.4	(0.9)
Net income (loss)	3.6%	6.0%	(1.5)%

Overview

Our results for fiscal 2004 were below our original expectations. Sales of $256.2 million were up sequentially $4.3 million or 1.7% due to strong growth in our Commercial business offset by declines in our Industrial and Medical businesses. Net income per diluted share was $0.62 in fiscal 2004 down from $1.04 in the prior year. Net income suffered from the higher-than-expected costs in the Medical segment associated with the offshore transfer of digital imaging production, a strategy shift for our digital imaging products and weak profitability in our Commercial segment. We also took a $0.6 million non-operating charge this year to reduce the carrying value of an equity investment. Fiscal 2004 benefited from a change in our expected tax rate and a non-operating gain of $1.0 million on sale of an investment.

Our Medical business went through a significant strategic change this year. In the first quarter demand for digital imaging products was softer than expected. Early in the second quarter, the Company declared a strategy of maintaining its product leadership position while also establishing a price leadership position. We also increased our emphasis on alternative distribution channels, leveraging existing relationships in our Commercial business. These strategic changes showed positive results in the second half of the year. Part of the gains in the latter half of the year were offset by weaknesses in our point-of-care business.

In our Industrial business we have been redirecting our investment focus away from components toward fully integrated solutions in chosen markets. We have identified front-office applications in retail establishments as a market opportunity with considerable potential growth. We believe digital technology, catalyzed by flat-panel displays, will increasingly be used to inform and interact with customers in retail establishments.

Our Commercial business enjoyed strong growth and improved diversification of distribution partners during the year. In the first half of the year the business was significantly impacted by difficult panel supply conditions. In the second half of the year, panel supplies shifted rapidly from scarcity to surplus and we took in more inventory than needed. During the fourth quarter, there was a sharp drop in retail prices which resulted in sales at below-target margins. Our value proposition and brand continue to resonate with our channel partners and their customers. We are building a strong brand around customer satisfaction that will benefit this segment and the entire company over the long term. Our success growing sales of our medical products through this channel demonstrates an important synergistic benefit.

Turning back to Planar as a whole and looking forward, fiscal 2005 is expected to be a year of investments to create profitable growth. We intend to make additional sales and marketing investments over the coming quarters in Europe and China. We have deployed one of our senior executives to drive growth in Europe, hired new sales and marketing professionals in Germany and have established a stronger presence in China. We believe we can achieve significant market share gains through targeted investments in these markets. As mentioned above, we are pursuing opportunities in front-office retail applications. Our strategy is to serve these emerging applications by providing total solutions that include hardware, software and associated services. We will also be making investments in the development of significant software addressing these retail applications. Going forward, software functionality in our products is expected to form a key component of value addition and differentiation. These investments in geographic expansion and pursuit of emerging markets in retail applications will increase our operating expenses in fiscal 2005. We believe these are prudent investments that will serve the shareholders in the long run.

Sales

Sales of $256.2 million in 2004 increased $4.3 million or 1.7% as compared to sales of $251.9 million in 2003. The increase in sales was due to higher sales in the Commercial segment offset by decreases in both the Industrial and Medical segments. Sales in the Commercial segment increased $24.6 million or 25.3% to $121.8 million in 2004 from $97.3 million in 2003. This increase in the Commercial segment was due to market growth, the introduction of new products, higher volumes sold through a broader distribution network and increased market penetration. Sales in the Industrial segment decreased by $11.2 million or 17.0% year over year. This decrease in the Industrial segment was driven by product consolidation across the business. Sales in the Medical segment decreased $9.1 million or 10.2% to $79.6 million in 2004 from $88.6 million in 2003. The decrease in Medical segment sales was due to decreases in sales of digital imaging, point-of-care and components product lines.

Sales of $251.9 million in 2003 increased $46.0 million or 22.3% from $205.9 million in 2002. The increase in sales was principally due to higher sales in both the Commercial and Medical segments, offset by lower sales in the Industrial segment. Sales in the Commercial segment increased $42.4 million or 77.3% to $97.3 million in 2003 from $54.9 million in 2002. This increase in the Commercial segment was due to new product introductions, a broader distributor network, increased market penetration, and growth in the overall market. Sales in the Medical segment increased by $9.7 million or 12.2% year over year. This increase in the Medical segment was primarily due to revenues associated with the acquisition of DOME, which were only included in the results of operations for five months in fiscal 2002, offset by decreases in revenues associated with EL and AMLCD products. Increases in sales in the Commercial and Medical segments were offset by a decrease in sales of $6.1 million or 8.4% in the Industrial segment. Sales in the Industrial segment were lower due to the Company's streamlining of the product portfolio to increase profitability and support the manufacturing consolidation.

Sales outside the United States decreased by 19.0% to $38.8 million in 2004 as compared to $47.9 million recorded in 2003, and decreased by 1.4% in 2003 from 2002 sales of $48.6 million. In fiscal 2004, the decrease in international sales was due primarily to decreased sales in both the Medical and Industrial segments. In fiscal 2003, the decrease in international sales was due primarily to decreased sales in the Medical segment. As a percentage of total sales, international sales decreased to 15.1% in 2004 and decreased to 19.0% in 2003 from 23.6% in 2002. In fiscal 2004, the decline in international sales as a percentage of total sales was mainly attributable to the higher volumes of Commercial segment sales, which are to U.S. customers almost exclusively. In fiscal 2003, the decline in international sales as a percentage of total sales was mainly attributable to the increased sales of commercial and digital imaging products in the United States.

Gross Profit

Gross margins as a percentage of sales decreased to 23.2% in 2004 as compared to 30.3% in 2003. The decrease in gross margin was due to the increased percentage of sales from our Commercial segment in 2004 as compared to 2003 and the substantially lower gross margins of these products have reduced overall gross margin. In addition, higher costs incurred in the Medical segment related to the transition of certain products to offshore manufacturers and the shipment of higher-cost inventory built domestically negatively impacted gross margins. Gross margin as a percentage of sales increased to 30.3% in 2003 from 29.3% in 2002. The increase was primarily due to the benefits of the EL plant consolidation, the negative impact related to $1.5 million of restructuring charges recorded in 2002 and changes in product mix including the incremental impact related to the DOME line of products. These increases were offset by a higher percentage of total sales coming from the commercial market, which have lower gross margins.

Research and Development

In 2004, research and development expenses of $10.7 million decreased $405,000 or 3.6% from $11.1 million in 2003. This decrease was due to lower product development costs and lower personnel costs associated with reductions in variable compensation, offset by lower contract funding and higher spending on research and Quantum Programs compared to the prior year. Quantum Programs are "intrapreneurial" efforts launched with the intent of developing new potential business opportunities. As a percentage of sales, research and development expenses decreased to 4.2% in 2004 compared to 4.4% in 2003. The change in segment mix drove the decrease in percentage, as research and development spending primarily supports the Medical and Industrial segments and the Quantum programs and will tend to follow the business level of those segments while the Commercial segment incurs essentially no research and development spending. Net research and development expenses of $11.1 million in 2003 decreased $1.8 million or 13.6% from $12.9 million in the prior year primarily due to lower spending on new projects and lower personnel costs. As a percentage of sales, research and development expenses decreased to 4.4% in 2003 from 6.3% in 2002. These changes were primarily due to higher revenues in the Commercial segment in 2003.

Sales and Marketing

Sales and marketing expenses decreased $1.5 million or 7.7% to $18.1 million in 2004 from $19.7 million in 2003. The decrease was primarily due to lower personnel costs associated with reductions in variable compensation. As a percentage of sales, sales and marketing expenses decreased to 7.1% in 2004 as compared to 7.8% in 2003. The Commercial segment sales and marketing expenses as a percentage of sales is far below that of the other segments. The change in segment mix along with the reduction in variable compensation expense drove the decrease as a percentage of sales. Sales and marketing expenses increased $4.4 million or 28.6 % to $19.7 million in 2003 from $15.3 million in 2002 primarily due to higher sales and marketing expenses due to the acquisition of DOME, higher advertising expenses associated with our Commercial segment, higher personnel costs and higher marketing expenses due to a brand development project. As a percentage of sales, sales and marketing expenses increased to 7.8% in 2003 as compared to 7.4% in 2002. These percentage increases were primarily due to higher revenues in 2003.

General and Administrative

General and administrative expenses decreased $1.6 million or 9.2% to $15.6 million in 2004 from $17.2 million in 2003. The decrease in general and administrative expenses was primarily due to lower personnel costs associated with reductions in variable compensation. As a percentage of sales, general and administrative expenses decreased to 6.1% in 2004 from 6.8% in 2003 primarily due to the reasons noted above. General and administrative expenses increased $3.5 million or 25.8% to $17.2 million in 2003 from $13.6 million in 2002 primarily due to higher personnel costs, higher professional services costs, and the inclusion of DOME's expenses for a full year. As a percentage of sales, general and administrative expenses increased to 6.8% in 2003 from 6.6% in 2002. These changes in 2003 as compared to 2002 were primarily due to the acquisition of DOME and higher personnel costs.

Amortization of Intangible Assets

On April 22, 2002, the Company completed the acquisition of DOME. $14.6 million of the purchase price was allocated to identifiable intangible assets. The identifiable intangible assets consist primarily of developed technology and are being amortized over their estimated useful lives. The weighted-average amortization period was approximately four years at the date of acquisition. During fiscal 2004, 2003 and 2002, the Company recorded amortization of intangible assets of $2.7 million, $2.8 million and $1.2 million, respectively.

Impairment and Restructuring Charges

2003 Severance Charges

During the fourth quarter of fiscal 2003, the Company decided to reduce its workforce by 28 employees in order to align operations with current market conditions, improve profitability, and close a European sales office. As a result of this decision, the Company recorded severance charges of $898,000, which have been recorded as restructuring charges in the Consolidated Statement of Operations in the fourth quarter of fiscal 2003. Cash of $898,000 was expected to be used in connection with these severance costs. This action was completed during fiscal 2004.

LCD, EL and Photonics Charges

During the fourth quarter of fiscal 2002, the Company decided to transition its passive-matrix LCD product manufacturing from Wisconsin to China, consolidate its EL product manufacturing into a single factory in Finland and terminate the photonics Quantum programs that were directed at the optical telecommunication markets. These actions were intended to align operations with current market conditions and to improve the profitability of the Company's operations. The Company completed its transition of PMLCD product manufacturing to China at the end of the first quarter of fiscal 2003. The consolidation of its EL manufacturing facilities into one facility in Finland was completed by the end of fiscal 2003. The termination of the photonics Quantum programs was completed by the end of fiscal 2002. As a result of these decisions, the Company recorded charges of $20.0 million, including charges primarily for impairment of fixed assets, workforce reductions of 236 employees, excess inventory and lease cancellation and restoration costs. Cash of $4.1 million was expected to be used in connection with severance and lease cancellation and restoration costs.

The Company recorded fixed asset impairment charges of $14.3 million as a result of these decisions. The majority of these charges were for equipment and machinery and includes estimates for the sales proceeds based upon prices for similar assets in the used equipment market. There were also amounts included in the impairment charge for the building and land at the Wisconsin manufacturing facilities, which are based upon quoted real estate market prices. This facility is currently listed for sale. The Company also recorded charges of $1.5 million for excess and obsolete inventory, which has been identified as a direct result of the decision to consolidate facilities or transition the products to offshore manufacturers resulting in the exit of certain product lines. The Company has also recorded a charge of $1.7 million for lease cancellations and restoration. In addition, the

Company has recorded severance charges of $2.4 million. The charges of $1.5 million related to inventory have been recorded as cost of sales in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002. The remaining charges of $18.5 million have been recorded as impairment and restructuring charges in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002.

During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $335,000 for fixed asset impairment charges. This additional charge was due to changes in the original estimates of expected cash proceeds from the sale of fixed assets. In addition, the Company determined that $738,000 of the original $20.0 million charge was not required. The original estimates changed due to lease cancellation, restoration and severance costs being less than originally anticipated as employees left voluntarily or filled other vacant positions within the Company. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain of $403,000 which has been recorded as impairment and restructuring charges in the Consolidated Statements of Operations in the fourth quarter of 2003.

During the fourth quarter of fiscal 2004, the Company determined that $466,000 of the original $20.0 million charge was not required. The original estimates changed due to lease restoration costs being less than originally anticipated as the Company and the landlord found a suitable tenant to lease the property as is and the Company did not have to restore the facility to its original state. The Company also recognized $174,000 of gains on the sale of assets which had previously been impaired. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain of $640,000 which has been recorded as impairment and restructuring charges in the Consolidated Statements of Operations in the fourth quarter of fiscal 2004.

Current-Year Activity

During fiscal year 2004, the Company paid cash of $1.4 million related to contractual liabilities, severance, and lease termination costs. The remaining amounts are expected to be paid during fiscal 2005.

Operating Expenses

Operating expenses decreased $4.7 million or 9.2% to $46.6 million in 2004 from $51.3 million in 2003. The decrease was primarily due to lower personnel costs associated with reductions in variable compensation which were not earned in 2004 but were earned in 2003. As a percentage of sales, operating expenses decreased to 18.2% in 2004 from 20.4% in 2003. Operating expenses decreased $12.4 million or 19.5% to $51.3 million in 2003 from $63.7 million in 2002. As a percentage of sales, operating expenses decreased to 20.4% in 2003 from 30.9% in 2002 primarily due to the impact of recording the $20.7 million of impairment, restructuring and in-process research and development charges, offset by higher operating expenses primarily associated with the acquisition of DOME and the payment of variable compensation in 2003.

Non-operating Income and Expense

Non-operating income and expense includes interest income on investments, interest expense, net foreign currency exchange gain or loss and other income or expenses. Net interest expense decreased to $444,000 in 2004 from $1.3 million in 2003 primarily due to decreased borrowings as the Company paid the amounts due. Net interest expense was $1.3 million in both 2003 and 2002. During 2004, the Company reduced the carrying value of an investment in a publicly traded Taiwanese company, Topvision Technology, from $1.5 million to approximately $900,000 due to a sustained decline in that company's market value that was determined to be other than temporary. The Company may incur additional charges in the future if Topvision's market value continues to decline. The Company also recognized a gain of $1.0 million on the sale of an investment in a privately held company during 2004. These amounts have been recorded as other non-operating income in the Consolidated Statements of Operations.

Foreign currency exchange gains and losses are related to timing differences in the receipt and payment of funds in various currencies and the conversion of cash, accounts receivable and accounts payable denominated in foreign currencies to the applicable functional currency. Foreign currency exchange gains and losses amounted to net losses of $29,000, $40,000 and $154,000 in 2004, 2003 and 2002, respectively.

The Company currently realizes less than one-fifth of its revenue outside the United States and expects this to continue in the future. Additionally, the functional currency of the Company's foreign subsidiary is the Euro which must be translated to U.S. Dollars for consolidation. The Company hedges its Euro exposure with foreign exchange forward contracts. The Company believes that this hedging mitigates the risks associated with foreign currency fluctuations.

Provision (Benefit) for Income Taxes

The Company recorded a tax provision of $3.5 million in 2004, and $8.6 million in 2003, and a tax benefit of $1.9 million in 2002. For fiscal 2004, the differences between the effective tax rate and the federal statutory rate were due to state income taxes, federal and state settlements, changes in the valuation allowance and the effects of the Company's foreign tax rates. For fiscal 2003, the differences between the effective tax rate and the federal statutory rate were due to state income taxes, research credits, changes in the valuation allowance, and the effects of the Company's foreign tax rates. For fiscal 2002, the differences between the effective tax rate and the federal statutory rate were due to state income taxes, permanent differences resulting from purchase accounting adjustments, research credits, changes in the valuation allowance, federal and state settlements and the effects of the Company's foreign tax rates.

Net Income (Loss)

In 2004, net income was $9.3 million or $0.62 per diluted share. In 2003, net income was $15.2 million or $1.04 per diluted share. In 2002, net loss was $3.1 million or $0.24 per share.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $7.2 million, $28.7 million, and $23.7 million in fiscal years 2004, 2003 and 2002, respectively. Net cash provided by operations in 2004 was primarily due to net income, depreciation and amortization, deferred taxes and a decrease in accounts receivable offset by an increase in inventories and decreases in other current liabilities and accrued compensation. Net cash provided by operations in 2003 was primarily due to net income, depreciation and amortization, and changes in accounts payable and other current liabilities, offset by the changes in inventories and accounts receivable. Net cash provided by operations in 2002 was primarily due to the impairment, restructuring and in-process research and development charges, depreciation and amortization and the change in accounts receivable offset by the net loss and the changes in inventories, accounts payable and other current liabilities.

Working capital increased $17.2 million to $90.6 million at September 24, 2004 from $73.4 million at September 26, 2003. Current assets decreased $1.1 million in fiscal 2004. Accounts receivable decreased $5.9 million due to reductions in days sales outstanding. Inventories increased $12.5 million primarily due to increased inventory levels and requirements related to the growth in the Commercial and Medical segments. Current liabilities decreased $18.2 million in fiscal 2004. Other current liabilities decreased $4.4 million primarily due to decreases in income taxes payable and payments of contractual liabilities. Accrued compensation decreased $2.6 million due to payments of variable compensation related to fiscal 2003. During 2004, the Company also reduced its outstanding long-term debt and capitalized lease balances through payments of $21.5 million.

Additions to plant and equipment were $5.2 million, $2.7 million and $5.7 million in 2004, 2003 and 2002, respectively. In 2004, expenditures for plant and equipment primarily related to new software applications that enable efficiency improvements and support the Company's growth. In 2003, expenditures for plant and equipment primarily related to manufacturing equipment and upgrades to computer hardware and software. In 2002, expenditures for plant and equipment primarily related to additional costs associated with the ERP implementation, the leasehold improvements in a new office and improvements to information systems. Cash used in the acquisition of DOME was provided by increased long-term borrowings and the proceeds from the issuance of common stock.

In December 2003, the Company entered into a $50.0 million credit agreement, replacing the Company's prior credit agreement. The Company had no borrowings against the credit agreement at September 24, 2004. The agreement expires December 1, 2008, and is secured by substantially all assets of the Company. Total unused and available borrowing capacity under the credit agreement as of September 24, 2004 was $50.0 million. The interest rate can fluctuate quarterly based upon the actual funded-debt-to-EBITDA ratio and the LIBOR rate. The agreement includes the following financial covenants: a fixed-charge ratio, minimum EBITDA, minimum net worth, and a funded-debt-to-EBITDA ratio. The Company was in compliance with these covenants as of September 24, 2004. Borrowings outstanding under certain equipment financing loans were $0 and $2.6 million as of September 24, 2004 and September 26, 2003, respectively. The Company also entered into a capital lease during the third quarter of 2002 for leasehold improvements in new offices. The total minimum lease payments are $1.2 million which are payable over the next five years. The Company believes its existing cash and investments, together with cash generated from operations and existing borrowing capabilities will be sufficient to meet working capital requirements for the foreseeable future.

During the third quarter of fiscal 2002, the Company completed the sale of approximately 463,000 shares of newly issued common stock in a private placement transaction. The purchase price was $21.60 per share and resulted in net proceeds of $9.5 million.

Contractual Obligations and Commitments

The Company is contractually obligated to make the following payments as of September 24, 2004:

	Payments due by period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)				
Capital leases	$ 1,191	$ 246	$ 492	$ 453	$ —
Purchase obligations	46,200	46,129	71	—	—
Operating leases	19,559	3,040	6,010	3,974	6,535
Total contractual obligations	$66,950	$49,415	$6,573	$4,427	$6,535

QUARTERLY RESULTS OF OPERATIONS

The table below presents unaudited consolidated financial results for each quarter in the two-year period ended September 24, 2004. The Company believes that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three months ended							
	Sept. 24, 2004	June 25, 2004	Mar. 26, 2004	Dec. 26, 2003	Sept. 26, 2003	June 27, 2003	Mar. 28, 2003	Dec. 27, 2002
	(in thousands, except per share amounts)							
Sales	$68,020	$66,663	$58,614	$62,899	$72,210	$62,870	$60,104	$56,743
Gross profit	14,311	15,309	13,284	16,461	20,195	20,001	19,378	16,766
Income from operations	2,476	3,720	1,543	5,065	7,697	6,983	5,778	4,604
Net income	2,782	2,653	744	3,099	4,548	4,393	3,551	2,710
Diluted net income per share	$ 0.19	$ 0.18	$ 0.05	$ 0.21	$ 0.30	$ 0.30	$ 0.25	$ 0.19
Average shares outstanding-diluted	14,791	14,785	14,852	15,053	14,983	14,524	14,391	14,429

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio and short-term and long-term debt obligations. The Company mitigates its risk by diversifying its investments among high-credit-quality securities in accordance with the Company's investment policy.

The Company believes that its net income or cash flow exposure relating to rate changes for short-term and long-term debt obligations are not material. The Company primarily enters into debt obligations to support acquisitions, capital expenditures and working capital needs. The Company does not hedge any interest rate exposures.

Interest expense is affected by the general level of U. S. interest rates and/or LIBOR. Increases in interest expense resulting from an increase in interest rates would be at least partially offset by a corresponding increase in interest earned on the Company's investments.

The Euro is the functional currency of the Company's subsidiary in Finland. The Company enters into foreign exchange forward contracts to hedge certain balance sheet exposures and intercompany balances against future movements in foreign exchange rates. The forward exchange contracts are settled and renewed on a monthly basis in order to maintain a balance between the balance sheet exposures and the contract amounts. The Company maintained open contracts of approximately $13.8 million at September 24, 2004. If rates shifted dramatically, the Company believes it would not be materially impacted. In addition, the Company does maintain cash balances denominated in currencies other than the U. S. Dollar. If foreign exchange rates were to weaken against the U. S. Dollar, the Company believes that the fair value of these foreign currency amounts would not decline by a material amount.

Controls and Procedures

Our management has evaluated, under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the CEO and

CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Subsequent to the date of their evaluation, there were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Independent Registered Public Accounting Firm Report

The Board of Directors
Planar Systems, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Planar Systems, Inc. and subsidiaries as of September 24, 2004 and September 26, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 24, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Planar Systems, Inc. and subsidiaries as of September 24, 2004 and September 26, 2003, and the results of their operations, and their cash flows for each of the years in the three-year period ended September 24, 2004 in conformity with U. S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
October 18, 2004

PLANAR SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

	Sept. 24, 2004	Sept. 26, 2003
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 30,265	$ 37,424
Accounts receivable, net of allowance for doubtful accounts of $529 at 2004 and $790 at 2003 (Note 2)	31,221	37,148
Inventories	51,802	39,255
Other current assets (Note 9)	11,005	11,536
Total current assets	124,293	125,363
Property, plant and equipment, net (Note 5)	17,860	19,898
Goodwill	49,001	49,001
Intangible assets, net	7,815	10,547
Other assets (Note 9)	7,455	5,027
	$206,424	$209,836
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,946	$ 20,076
Accrued compensation	3,007	5,560
Current portion of long-term debt and capital leases (Note 6)	193	12,373
Deferred revenue	1,413	410
Other current liabilities (Notes 7 and 9)	9,114	13,498
Total current liabilities	33,673	51,917
Long-term debt and capital leases, less current portion (Note 6)	847	3,217
Other long-term liabilities (Notes 8 and 9)	6,376	3,863
Total liabilities	40,896	58,997
Shareholders' equity:		
Preferred stock, $.01 par value, authorized 10,000,000 shares, no shares issued	—	—
Common stock, no par value. Authorized 30,000,000 shares; issued 14,638,302 and 14,391,880 shares at 2004 and 2003, respectively	130,924	126,947
Retained earnings	39,786	30,621
Accumulated other comprehensive loss (Note 14)	(5,182)	(6,729)
Total shareholders' equity	165,528	150,839
	$206,424	$209,836

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal year ended		
	Sept. 24, 2004	Sept. 26, 2003	Sept. 27, 2002
	(In thousands, except per share amounts)		
Sales	$256,196	$251,927	$205,929
Cost of sales	196,831	175,587	145,599
Gross profit	59,365	76,340	60,330
Operating expenses:			
Research and development, net	10,737	11,142	12,895
Sales and marketing	18,146	19,651	15,286
General and administrative	15,586	17,158	13,638
Amortization of intangible assets	2,732	2,832	1,180
Impairment, restructuring and in-process research and development charges (Notes 3 and 4)	(640)	495	20,710
Total operating expenses	46,561	51,278	63,709
Income (loss) from operations	12,804	25,062	(3,379)
Non-operating income (expense):			
Interest income	228	446	479
Interest expense	(672)	(1,710)	(1,747)
Foreign exchange, net	(29)	(40)	(154)
Other, net	471	21	(140)
Net non-operating expense	(2)	(1,283)	(1,562)
Income (loss) before income taxes	12,802	23,779	(4,941)
Provision (benefit) for income taxes (Note 9)	3,524	8,577	(1,879)
Net income (loss)	$ 9,278	$ 15,202	$ (3,062)
Basic net income (loss) per share	$ 0.64	$ 1.08	$ (0.24)
Average shares outstanding—basic	14,597	14,016	12,937
Diluted net income (loss) per share	$ 0.62	$ 1.04	$ (0.24)
Average shares outstanding—diluted	14,860	14,572	12,937

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended		
	Sept. 24, 2004	Sept. 26, 2003	Sept. 27, 2002
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 9,278	$ 15,202	$ (3,062)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	8,882	9,757	9,358
Impairment, restructuring and in-process research and development charges	(640)	495	22,221
Deferred taxes	3,478	1,279	1,594
Tax benefit of stock options exercised	338	2,697	2,535
Gain on investments, net	(379)	—	—
(Increase) decrease in accounts receivable	6,199	(6,401)	9,466
(Increase) decrease in inventories	(12,145)	(10,328)	(7,494)
(Increase) decrease in other current assets	1,156	603	(2,412)
Increase (decrease) in accounts payable	(511)	13,917	(3,257)
Decrease in accrued compensation	(2,859)	(359)	(787)
Increase (decrease) in deferred revenue	906	(199)	125
Increase (decrease) in other current liabilities	(6,520)	2,067	(4,603)
Net cash provided by operating activities	7,183	28,730	23,684
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(5,155)	(2,702)	(5,706)
Investment in a business	—	—	(52,216)
Proceeds from sale of investment	1,000	—	—
Increase (decrease) in other long-term liabilities	—	(57)	223
(Increase) decrease in long term assets	(99)	330	19
Net cash used in investing activities	(4,254)	(2,429)	(57,680)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments of long-term debt and capital lease obligations	(21,486)	(35,615)	(3,922)
Proceeds from long-term debt	6,936	—	40,000
Stock repurchase	(113)	(519)	(554)
Net proceeds from issuance of capital stock	3,639	6,730	15,906
Net cash provided by (used in) financing activities	(11,024)	(29,404)	51,430
Effect of exchange rate changes	936	3,076	(1,990)
Net increase (decrease) in cash and cash equivalents	(7,159)	(27)	15,444
Cash and cash equivalents at beginning of period	37,424	37,451	22,007
Cash and cash equivalents at end of period	$ 30,265	$ 37,424	$ 37,451
Supplemental cash flow disclosure			
Cash paid for interest	$ 672	$ 1,885	$ 1,693
Cash paid for income taxes	2,478	1,820	378
Acquisition of assets under capital leases	—	—	1,422

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount			
		(In thousands, except share amounts)			
BALANCE, SEPTEMBER 28, 2001	12,533,823	$ 87,803	$19,554	$(11,268)	$ 96,089
Components of comprehensive loss (Note 14):					
Net loss	—	—	(3,062)	—	(3,062)
Currency translation adjustment, net	—	—	—	2,312	2,312
Unrealized loss on investments, net	—	—	—	(143)	(143)
Total comprehensive loss					(893)
Proceeds from issuance of common stock	1,094,498	15,906	—	—	15,906
Tax benefit of stock options exercised (Note 9)	—	2,535	—	—	2,535
Value of stock options assumed in acquisition (Note 3)	—	11,276	—	—	11,276
Stock repurchase	(26,946)	—	(554)	—	(554)
BALANCE, SEPTEMBER 27, 2002	13,601,375	117,520	15,938	(9,099)	124,359
Components of comprehensive income (Note 14):					
Net income	—	—	15,202	—	15,202
Currency translation adjustment, net	—	—	—	2,618	2,618
Unrealized loss on investments, net	—	—	—	(248)	(248)
Total comprehensive income					17,572
Proceeds from issuance of common stock	814,606	6,730	—	—	6,730
Tax benefit of stock options exercised (Note 9)	—	2,697	—	—	2,697
Stock repurchase	(24,101)	—	(519)	—	(519)
BALANCE, SEPTEMBER 26, 2003	14,391,880	126,947	30,621	(6,729)	150,839
Components of comprehensive income (Note 14):					
Net income	—	—	9,278	—	9,278
Currency translation adjustment, net	—	—	—	1,319	1,319
Unrealized gain on investments, net	—	—	—	228	228
Total comprehensive income					10,825
Proceeds from issuance of common stock	251,422	3,639	—	—	3,639
Tax benefit of stock options exercised (Note 9)	—	338	—	—	338
Stock repurchase	(5,000)	—	(113)	—	(113)
BALANCE, SEPTEMBER 24, 2004	14,638,302	$130,924	$39,786	$ (5,182)	$165,528

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Planar Systems, Inc. was incorporated on April 27, 1983 and commenced operations in June 1983. Planar Systems, Inc., and its wholly owned subsidiaries (collectively, the "Company") are engaged in developing, manufacturing and marketing electronic display products and systems. These display products and systems are primarily electroluminescent displays (EL), active matrix liquid crystal displays (AMLCD) and plasma display panels (PDP).

Principles of consolidation

The consolidated financial statements include the financial statements of Planar Systems, Inc. and its wholly-owned subsidiaries, Planar International Ltd., and DOME imaging systems, inc. All significant intercompany accounts and transactions are eliminated in consolidation.

Fiscal year

The Company's fiscal year ends on the last Friday in September. The last days of fiscal 2004, 2003, and 2002 were September 24, September 26, and September 27, respectively. Due to statutory requirements, Planar International's fiscal year-end is September 30. All references to a year in these notes are to the Company's fiscal year ended in the period stated which includes the fiscal year results of Planar International.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results may differ from those estimates.

Foreign currency translation

The local currency is the functional currency of the Company's foreign subsidiary. Assets and liabilities of the foreign subsidiary are translated into U.S. Dollars at current exchange rates, and sales and expenses are translated using average rates. Gains and losses from translation of net assets are included in accumulated other comprehensive loss. Gains and losses from foreign currency transactions are included as a component of non-operating income (expense).

Cash and cash equivalents

Cash and cash equivalents include cash deposits in banks and highly liquid instruments with maturities of three months or less from the time of purchase.

Investments

Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale, along with the Company's investment in equity securities. Securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive loss. At September 24, 2004 and September 26, 2003, the Company had no investments that qualified as trading or held to maturity.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has established an allowance for doubtful accounts which represents the Company's best estimate of the amount of the probable credit losses in the Company's existing accounts receivable. The Company determines the allowance by performing ongoing evaluations of its customers and their ability to make payments. The Company determines the adequacy of the allowance based on length of time past due, historical experience and judgment of economic conditions. Additionally, the Company has a credit policy that is applied to its potential customers. Account balances are charged off against the allowance after all options have been exhausted and the potential recovery is considered unlikely.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, net of adjustments for estimated inventory obsolescence based upon the Company's best estimate of future product demand. Inventories consist of:

	2004	2003
Raw materials	$13,990	$11,308
Work in progress	1,942	2,891
Finished goods	35,870	25,056
	$51,802	$39,255

Property, plant and equipment

Depreciation of equipment is computed on a straight-line basis over the estimated useful lives of the assets, generally three to seven years. Capitalized leases and leasehold improvements are amortized on a straight-line basis over the lesser of the life of the leases or the estimated useful lives of the assets. Depreciation of the buildings is computed on a straight-line basis over the estimated useful life of the buildings, estimated to be 39 years.

Other assets

Included in other assets of $7,455 and $5,027 as of September 24, 2004 and September 26, 2003, respectively, are assets associated with equipment which had not been placed in service as of September 24, 2004 and September 26, 2003 in the amounts of $3,379 and $1,615, respectively.

Income taxes

Deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at the enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

Revenue recognition

The Company recognizes revenue for product sales when title transfers and risk of loss has passed to the customer, which is generally upon shipment of our products to our customers. The Company defers and recognizes service revenue over the contractual period or as services are rendered. Some distributor agreements allow for potential return of products and pre-established contractual obligations for price protection under certain conditions within limited time periods. Such return rights are generally limited to contractually defined short-term stock rotation. The Company estimates sales returns and price adjustments based on historical experience and other qualitative factors. The Company estimates expected sales returns and price adjustments and records the amounts as a reduction in revenue at the later of the time of shipment or when the pricing decision is made. Each period, price protection is estimated based upon pricing decisions made and information received from customers as to the amount of inventory they are holding. Judgments are required in evaluating the credit worthiness of our customers. Credit is not extended to customers and revenue is not recognized until the Company has determined that the risk of uncollectibility is minimal.

Research and development costs

Research and development costs are expensed as incurred. The Company periodically enters into research and development contracts with certain governmental agencies and private-sector companies. These contracts generally provide for reimbursement of costs. Funding from research and development contracts is recognized as a reduction in operating expenses during the period in which the services are performed and related direct expenses are incurred, as follows:

	2004	2003	2002
Research and development expense	$11,063	$13,467	$15,143
Contract funding	(326)	(2,325)	(2,248)
Research and development, net	$10,737	$11,142	$12,895

Warranty

The Company provides a warranty for its products and establishes an allowance at the time of sale to cover estimated costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities (Note 7).

Intangible assets

The intangible assets consist primarily of developed technology and are being amortized over their estimated useful lives. The weighted-average amortization period was approximately four years. As of September 24, 2004, and September 26, 2003, the Company had recorded accumulated amortization of $6,744 and $4,012, respectively. The amortization expense is estimated to be $2,213, $1,680, $1,226, $589 and $589 in fiscal 2005 through 2009, respectively.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("FAS 142"), which changes the accounting for goodwill from an amortization method to an impairment-only approach. The Company accounts for goodwill using an impairment-only approach. Goodwill is tested annually and whenever events or circumstances occur indicating that goodwill may be impaired. Based upon the Company's impairment analysis completed in the second quarter of fiscal 2004, the Company concluded there was no impairment of goodwill under FAS 142. Goodwill of $45,573 has been assigned to the Medical Segment and $3,428 has been assigned to the Industrial Segment.

Impairment of long-lived assets

Long-lived assets and intangible assets are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. If impairment exists, the asset is written down to its fair value. Fair value is determined through quoted market values or through the calculation of the present value of future cash flows expected to be provided by the asset. See additional discussion in Footnote 4, Impairment and restructuring charges.

Advertising expenses

All advertising expenditures are expensed as incurred and were $3,487, $3,134 and $2,033 in fiscal 2004, 2003 and 2002, respectively.

Net income (loss) per share

Basic net income (loss) per share was computed using the weighted average number of common shares outstanding during each period. Diluted net income (loss) per share is computed using the weighted average number of common shares plus dilutive common equivalent shares outstanding during the period. Incremental shares of 263,000, 556,000, and 0 for the fiscal years ended September 24, 2004, September 26, 2003, and September 27, 2002, respectively, were used in the calculations of diluted earnings per share. In years in which a net loss is incurred, no common stock equivalents are included since they are antidilutive. Potential common equivalent shares related to stock options excludes 1,909,762, 1,600,687 and 900,321 shares not included in the computation of diluted net income (loss) per share because the options' exercise price was greater than the average market price of the common shares for the years ended September 24, 2004, September 26, 2003 and September 27, 2002, respectively.

Financial instruments

For short-term financial instruments, including cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued compensation, the carrying amount approximates the fair value because of the immediate short-term nature of those instruments. The fair value of long-term debt is estimated based upon quoted market prices for similar instruments or by discounting expected cash flows at rates currently available to the Company for instruments with similar risks and maturities. The differences between the fair values and carrying amounts of the Company's financial instruments at September 24, 2004 and September 26, 2003 were not material.

Derivative instruments

In January 2001, the Company began using forward exchange contracts to hedge the fluctuations in the dollar value of its foreign currency accounts receivable and payables related to its Finnish operations which are denominated in Euros. In the years ended September 24, 2004, September 26, 2003, and September 27, 2002, the net loss on foreign currency exchange transactions was $29, $40 and $154, respectively, which has been recorded as foreign exchange, net in the Consolidated Statements of Operations. The forward exchange contracts are settled and renewed on a monthly basis in order to maintain a balance between the balance sheet exposures and the contract amounts. The fair value of the contracts are inconsequential due to the short duration of the contracts. The Company maintained open contracts of approximately $13,800 as of September 24, 2004.

Stock-based compensation plans

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*".

If the Company accounted for its stock-based compensation plans in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and net income (loss) per share would approximate the pro forma disclosures below:

	Fiscal year ended		
	Sept. 24, 2004	Sept. 26, 2003	Sept. 27, 2002
Net income (loss), as reported	$ 9,278	$15,202	$(3,062)
Less total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,941)	(4,070)	(4,731)
Pro forma net income (loss)	$ 6,337	$11,132	$(7,793)
Net income (loss) per share:			
Basic—as reported	$ 0.64	$ 1.08	$ (0.24)
Basic—pro forma	$ 0.43	$ 0.79	$ (0.60)
Diluted—as reported	$ 0.62	$ 1.04	$ (0.24)
Diluted—pro forma	$ 0.43	$ 0.76	$ (0.60)

The effects of applying FAS No. 123 in this proforma disclosure are not indicative of future amounts. FAS No. 123 does not apply to awards prior to January 1, 1995 and additional awards are anticipated in future years.

Reclassification

Certain balances in the 2003 and 2002 financial statements have been reclassified to conform with 2004 presentations. Such reclassifications had no effect on results of operations or retained earnings.

Recent Accounting Pronouncements

On March 31, 2004, the FASB issued a proposed Statement, *Share-Based Payment,* that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally would require instead that such transactions be accounted for using a fair-value-based method. If adopted in its current form, the proposed Statement would be effective for any interim or annual period beginning after June 15, 2005.

NOTE 2 CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables and investments. The risk in trade accounts receivable is limited due to the credit worthiness of the companies comprising the Company's customer base and their dispersion across many different sectors of the electronics industry and geographies. The risk in investments is limited due to the credit worthiness of investees comprising the portfolio, the short-term duration of the investments and the diversity of the portfolio. At September 24, 2004, the Company does not believe it had any significant credit risks.

Supplier risks

The Company relies on third party manufacturers for a significant portion of its product components. Reliance on suppliers raises several risks, including the possibility of defective parts, reduced control over the availability and delivery schedule for parts, and the possibility of increases in component costs. The Company's supply of products and profitability can be adversely affected by each of these risks.

The Company also purchases other single-source components for which it has no guaranteed alternative source of supply, and an extended interruption in the supply of any of these components could adversely affect the Company's results of operations. Furthermore, many of the components used in the Company's products are purchased from suppliers located outside the United States. Trading policies adopted in the future by the United States or foreign governments could restrict the availability of components or increase the cost of obtaining components. Any significant increase in component prices or decrease in component availability could have an adverse effect on the Company's results of operations.

The risks mentioned above related to reliance on suppliers will also impact the Company's contract manufacturers. In addition, the Company is reliant on its contract manufacturers' ability to maintain suitable manufacturing facilities, train manufacturing employees, manage the supply chain effectively, manufacture a quality product, and provide spare parts in support of the Company's warranty and customer service obligations. Failure of the Company's contract manufacturers to deliver in any one of these areas could have an adverse effect on its results of operations.

NOTE 3 BUSINESS ACQUISITIONS

On April 22, 2002, the Company completed the acquisition of DOME imaging systems, inc. ("DOME"), a designer, manufacturer and marketer of computer graphic imaging boards, flat-panel displays and software for original equipment manufacturers in the medical field and other advanced image processing applications. As a result of the acquisition, the Company is able to offer a broader range of medical display solutions which complements our medical product line. The acquisition was accounted for as a purchase and, accordingly, the operations of DOME are included in the consolidated financial statements from the date of acquisition.

The total consideration paid was as follows:

Cash	$52,216
Value of stock options assumed	11,276
Cash to be paid for stock options	1,232
Closing and related costs	972
Total	$65,696

The Company assumed options to purchase approximately 621,000 shares of DOME stock. The options were valued using the Black-Scholes option pricing model with the following assumptions: expected life of 2 to 4 years; 0% dividend yield; 76.6% volatility and risk free interest rate of 5.1%. The cash to be paid for stock options related to certain stock options that were assumed by the Company but which were not converted into a right to receive the Company's stock upon exercise. These options were valued based on the number of such options multiplied by $7.38 per share, which was the purchase price per share in the acquisition.

The total purchase price of the acquisition was allocated as follows:

Net tangible assets acquired	$ 9,130
Identifiable intangible assets	14,559
In-process research and development costs	2,258
Goodwill	45,573
Deferred tax liabilities	(5,824)
Total	$65,696

The net tangible assets were comprised of the following:

Cash	$ 504
Accounts receivable	8,361
Inventories	6,571
Other current assets	1,254
Total current assets	16,690
Property, plant and equipment	919
Other assets	149
Total assets	17,758
Accounts payable	4,648
Accrued expenses	3,949
Total current liabilities	8,597
Other long-term liabilities	31
Total liabilities	8,628
Net tangible assets	$ 9,130

The identifiable intangible assets consisted primarily of developed technology and are being amortized over their estimated useful lives. The weighted average amortization period was approximately four years.

The in-process research and development costs of $2,258 were recorded in the fiscal 2002 Consolidated Statement of Operations. These in-process research and development costs were written off at the date of acquisition in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." These costs primarily related to the development of a flat-panel interface controller which was approximately 60% complete and has now been completed. The value was determined by estimating the net cash flows from the sale of products from 2002 through 2011 resulting from the completion of the project, and discounting the net cash flows back to their present value using a risk adjusted discount rate of 25%. The estimated net cash flows from these products were based upon management's estimates of related revenues, cost of sales, R&D costs, selling and marketing costs, general and administrative costs and income taxes.

Goodwill of $45,573 was recorded as a result of consideration paid in excess of the fair value of net tangible and intangible assets acquired, principally due to the fair value of the revenue expected to be derived from future products and the value of the workforce acquired. Goodwill will not be amortized, but will be reviewed periodically for potential impairment. No amount of goodwill is expected to be deductible for tax purposes. The goodwill has been assigned to the Medical segment.

The following table reflects the unaudited combined results of the Company and DOME, as if the merger had taken place at the beginning of each period presented. The proforma information includes adjustments for the amortization of the intangible assets, the increased interest expense and the related tax effect of these adjustments. All periods exclude the $2,258 charge for in-process research and development costs. The proforma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

	Year ended	
	Sept. 27, 2002	Sept. 28, 2001
Revenue	$227,246	$233,360
Net income	$ 708	$ 16,130
Basic net income per share	$ 0.05	$ 1.33
Diluted net income per share	$ 0.05	$ 1.20

In October 2000, the Company acquired a 12.5% interest in TopVision Technologies, a Taiwanese manufacturing Company. TopVision manufactures and sells flat-panel monitors. The Company paid $1,533 for its interest in TopVision. This investment was accounted for using the cost method until TopVision became a publicly traded company at which time the investment was classified as available for sale. During fiscal 2004, the Company reduced the carrying value by $621 due to a sustained decline in the market value of that investment that was determined to be other than temporary. During the years ended September 24, 2004, September 26, 2003, and September 27, 2002, the Company purchased $34,125, $21,784 and $45,623 of materials from TopVision, respectively. The Company had accounts payable of $1,874 due to TopVision on September 24, 2004.

NOTE 4 IMPAIRMENT AND RESTRUCTURING CHARGES

Impairment, restructuring and in-process research and development charges consist of:

	Year ended		
	2004	2003	2002
Impairment charges	$(174)	$335	$14,338
Restructuring charges	(466)	160	5,625
In-process research and development charges (Note 3)	—	—	2,258
Less amounts included in cost of sales	—	—	(1,511)
Total	$(640)	$495	$20,710

LCD, EL and Photonics Charges

2003 Severance Charges

During the fourth quarter of fiscal 2003, the Company decided to reduce its workforce by 28 employees in order to align operations with current market conditions, improve profitability, and close a European sales office. As a result of this decision, the Company recorded severance charges of $898, which have been recorded as restructuring charges in the Consolidated Statement of Operations in the fourth quarter of fiscal 2003. Cash of $898 was expected to be used in connection with these severance costs. This action was completed during fiscal 2004.

LCD, EL and Photonics Charges

During the fourth quarter of fiscal 2002, the Company decided to transition its passive-matrix LCD product manufacturing from Wisconsin to China, consolidate its EL product manufacturing into a single factory in Finland and terminate the photonics Quantum programs that were directed at the optical telecommunication markets. These actions were intended to align operations with current market conditions and to improve the profitability of the Company's operations. The Company completed its transition of PMLCD product manufacturing to China at the end of the first quarter of fiscal 2003. The consolidation of its EL manufacturing facilities into one facility in Finland was completed by the end of fiscal 2003. The termination of the photonics Quantum programs was completed by the end of fiscal 2002. As a result of these decisions, the Company recorded charges of $19,963, including charges primarily for impairment of fixed assets, workforce reductions of 236 employees, excess inventory and lease cancellation and restoration costs. Cash of $4,114 was expected to be used in connection with severance and lease cancellation and restoration costs.

The Company recorded fixed asset impairment charges of $14,338 as a result of these decisions. The majority of these charges were for equipment and machinery and includes estimates for the sales proceeds based upon prices for similar assets in the used equipment market. There were also amounts included in the impairment charge for the building and land at the Wisconsin manufacturing facilities, which are based upon quoted real estate market prices. This facility is currently listed for sale. The Company also recorded charges of $1,511 for excess and obsolete inventory, which has been identified as a direct result of the decision to consolidate facilities or transition the products to offshore manufacturers resulting in the exit of certain product lines. The Company has also recorded a charge of $1,729 for lease cancellations and restoration. In addition, the Company has recorded severance charges of $2,385. The charges of $1,511 related to inventory have been recorded as cost of sales in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002. The remaining charges of $18,452 have been recorded as impairment and restructuring charges in the Consolidated Statements of Operations in the fourth quarter of fiscal 2002.

During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $335 for fixed asset impairment charges. This additional charge was due to changes in the original estimates of expected cash proceeds from the sale of fixed assets. In addition, the Company determined that $738 of the original $19,963 charge was not required. The original estimates changed due to lease cancellation, restoration and severance costs being less than originally anticipated as employees left voluntarily or filled other vacant positions within the Company. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain of $403 which has been recorded as impairment and restructuring charges in the Consolidated Statement of Operations in the fourth quarter of 2003.

During the fourth quarter of fiscal 2004, the Company determined that $466 of the original $19,963 charge was not required. The original estimates changed due to lease restoration costs being less than originally anticipated as the Company and the landlord found a suitable tenant to lease the property as is and the Company did not have to restore the facility to its original state. The Company also recognized $174 of gains on the sale of assets which had previously been impaired. These changes in estimates from the original reserve were not anticipated and resulted in a non-recurring gain of $640 which has been recorded as impairment and restructuring charges in the Consolidated Statement of Operations in the fourth quarter of fiscal 2004.

The restructuring charges incurred affected the Company's financial position as follows:

	Accrued Compensation	Other Liabilities
Balance as of September 28, 2001	$ 397	$ 396
Additional charges	2,385	1,729
Cash paid out	(703)	(385)
Balance as of September 27, 2002	2,079	1,740
Additional charges (adjustments)	513	(353)
Cash paid out	(1,696)	(219)
Balance as of September 26, 2003	896	1,168
Additional charges (adjustments)	—	(466)
Cash paid out	(896)	(535)
Balance as of September 24, 2004	$ —	$ 167

During fiscal year 2004, the Company paid cash of $1,431 related to contractual liabilities, severance, and lease termination costs. The remaining amounts are expected to be paid during fiscal 2005.

NOTE 5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consists of:

	2004	2003
Land	$ 115	$ 115
Buildings	1,891	2,651
Machinery and equipment	47,111	54,359
Total property, plant and equipment	49,117	57,125
Less accumulated depreciation	(31,257)	(37,227)
Net property, plant and equipment	$ 17,860	$ 19,898

NOTE 6 BORROWINGS

Credit Facility

The Company entered into a $50,000 credit agreement on December 16, 2003. This agreement replaced the Company's prior credit agreement. The Company had no borrowings outstanding as of September 24, 2004. The agreement expires December 1, 2008 and the borrowings are secured by substantially all assets of the Company. The interest rates can fluctuate quarterly based upon the actual funded debt to EBITDA ratio and the LIBOR rate. The agreement includes the following financial covenants: a fixed charge ratio, minimum EBITDA, minimum net worth and a funded-debt-to-EBITDA ratio. The Company was in compliance with these covenants as of September 24, 2004.

Long-term debt

The Company had entered into credit facilities with financial institutions to finance equipment purchases. As of September 24, 2004 and September 26, 2003, the Company had $0 and $2,618 outstanding under these loans.

Capitalized Leases

During the third quarter of fiscal 2002, the Company entered into a capital lease for the leasehold improvements in its new offices. Included in property, plant and equipment was $1,422 of assets as of September 24, 2004, and September 26, 2003. Accumulated depreciation was $457 and $254 related to capitalized leases as of September 24, 2004 and September 26. 2003, respectively. Future minimum payments under capital lease obligations at September 24, 2004 are as follows:

2005	$ 246
2006	246
2007	246
2008	246
2009	207
Total minimum lease payments	1,191
Less amounts representing interest	151
Present value of net minimum lease payments	1,040
Less current portion	193
Long-term portion of obligations	$ 847

NOTE 7 OTHER CURRENT LIABILITIES

Other current liabilities consist of:

	2004	2003
Warranty reserve	$2,715	$ 2,372
Contractual liabilities	473	1,792
Income taxes payable	2,883	5,277
Other	3,043	4,057
Total	$9,114	$13,498

The Company provides a warranty for its products and establishes an allowance at the time of sale to cover estimated costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities.

The reconciliation of the changes in the warranty reserve is as follows:

	2004	2003
Balance at beginning of period	$ 2,372	$ 2,538
Cash paid for warranty repairs	(3,761)	(2,905)
Provision for current period sales	3,710	2,489
Provision for prior period sales	394	250
Balance at end of period	$ 2,715	$ 2,372

NOTE 8 OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2004	2003
Deferred income tax liability	$3,692	$2,121
Deferred compensation plan liabilities	2,684	1,742
Total	$6,376	$3,863

The Company has a deferred compensation plan wherein eligible executives may elect to defer up to 100% of their regular compensation and incentive awards, and non-employee Board members may elect to defer up to 100% of their directors compensation. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. The Company's promise to pay amounts deferred under this plan is an unsecured obligation.

NOTE 9 INCOME TAXES

The components of income (loss) before income taxes consist of the following:

	2004	2003	2002
Domestic	$10,324	$25,634	$(6,852)
Foreign	2,478	(1,855)	1,911
Total	$12,802	$23,779	$(4,941)

The following table summarizes the provision (benefit) for US federal, state and foreign taxes on income:

	2004	2003	2002
Current:			
Federal	$ 734	$6,373	$ 2,422
State	(421)	925	659
Foreign	(267)	—	517
	46	7,298	3,598
Deferred:			
Federal	2,794	1,461	(4,820)
State	359	388	(620)
Foreign	325	(570)	(37)
	3,478	1,279	(5,477)
	$3,524	$8,577	$(1,879)

The differences between the U.S. federal statutory tax rate and the Company's effective rate are as follows:

	2004	2003	2002
Computed statutory rate	35.0%	35.0%	(35.0)%
State income taxes, net of federal tax benefits	4.5	4.5	(4.5)
Effect of foreign tax rates	(2.0)	(1.2)	(1.4)
Permanent differences resulting from purchase accounting	—	—	16.0
Federal and state settlements	(5.3)	—	(20.2)
Change in valuation allowance	2.0	(4.2)	20.0
Research and other credits	(3.6)	(1.3)	(12.7)
Export tax incentives	(3.6)	(0.2)	—
Benefit of tax exempt interest earned	—	—	(2.1)
Other, net	0.5	3.5	1.9
Effective tax rate	27.5%	36.1%	(38.0)%

The tax effects of temporary differences and carryforwards which gave rise to significant portions of the deferred tax assets and liabilities as of September 24, 2004, and September 26, 2003 were as follows:

	2004	2003
Deferred tax assets:		
Inventory basis difference	$ 3,022	$ 2,107
Other reserves and liabilities	3,214	3,357
Impairment and restructuring charges	2,447	4,873
Net operating loss carryforwards	313	697
Foreign tax credits	44	1,281
AMT and General business credits	1,059	658
Gross deferred tax assets	10,099	12,973
Valuation allowance	(250)	—
Deferred tax assets	9,849	12,973
Deferred tax liabilities:		
Accumulated depreciation	(4,309)	(3,490)
Intangibles	(1,608)	(2,073)
Deferred tax liabilities	(5,917)	(5,563)
Net deferred tax asset	$ 3,932	$ 7,410

The deferred tax assets and liabilities are recorded in the following balance sheet accounts:

	2004	2003
Other current assets	$ 7,586	$ 9,679
Other assets	170	—
Other current liabilities	(132)	(148)
Other long-term liabilities	(3,692)	(2,121)
Total	$ 3,932	$ 7,410

During fiscal years 2004, 2003, and 2002 the Company recognized tax benefits of $338, $2,697 and $2,535, respectively, related to differences between financial and tax reporting of stock option transactions. This difference was credited to common stock.

The Company establishes a valuation allowance for certain deferred tax assets, when it is more likely than not that such deferred tax assets will not be realized. For fiscal year 2004 and 2002, the valuation allowance increased $250 and $575, respectively. For fiscal year 2003, the valuation allowance decreased by $1,000. These increases or decreases were due to changes in facts and circumstances related to the utilization of tax credit or loss carryforwards.

At September 24, 2004 and September 26, 2003, the Company had foreign tax credits of approximately $44 and $1,281 respectively, available to reduce future federal tax. The carryforwards expire at various dates through 2009.

NOTE 10 SHAREHOLDERS' EQUITY

Preferred stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock at $.01 par value. At September 24, 2004, no shares of preferred stock have been issued; however, 200,000 shares of Series D Junior Participating Preferred Stock have been reserved for issuance in connection with the Company's Shareholder Rights Plan. Additional series of preferred stock may be designated and the related rights and preferences fixed by action of the Board of Directors.

Stock options

In fiscal 1994, the Company adopted the 1993 Stock Incentive Plan, which provides for the granting of options to buy shares of Common Stock. These options are intended to either qualify as "incentive stock options" under the Internal Revenue Code or "non-qualified stock options" not intended to qualify. Under the 1993 plan, options issued prior to fiscal 2000 generally become exercisable 25% one year after grant and 6.25% per quarter thereafter, and expire ten years after grant. Options issued after the beginning of fiscal 2000 through the end of fiscal 2003 generally become exercisable 25% each six months after grant, and expire 4 years after grant. Options issued during fiscal 2004 generally become exercisable 25% at each of the 30, 36, 42 and 48 month after grant and expire ten years after grant. Certain options also have acceleration provisions based upon objective performance criteria determined at the date of grant of the option which would generally accelerate the option to be exercisable two years after grant. During fiscal 1997, the Company adopted the 1996 Stock Incentive Plan with the same provisions and guidelines as the aforementioned 1993 plan. During fiscal 1999, the Company adopted the 1999 Non Qualified Stock Option Plan with the same provisions and guidelines as the aforementioned 1993 plan.

The option price under all plans is the fair market value as of the date of the grant. Total shares reserved under these plans are 4,465,000 shares.

The Company assumed stock options of 620,782 granted to former employees of DOME at the time of acquisition. The options assumed were outside of the Company's plans, but are administered as if issued under the plans. All of the assumed options have been adjusted to give effect to the conversion under the terms of the agreement between the Company and DOME. The assumed options generally are immediately exercisable and expire ten years from the date of grant. No additional stock options will be granted under any of the assumed plans.

The Company also adopted a 1993 stock option plan for Nonemployee Directors that provides an automatic annual grant to each outside director of the Company. Total annual grants under this plan cannot exceed 60,000 shares per year.

Information regarding these option plans is as follows:

	Number of Shares	Weighted Average Option Prices
Options outstanding at September 28, 2001	2,048,745	$13.28
Granted	1,017,289	20.68
Exercised	(536,499)	6.00
Canceled	(62,365)	20.50
Assumed in acquisition of DOME	620,782	5.79
Options outstanding at September 27, 2002	3,087,952	15.40
Granted	540,160	19.85
Exercised	(679,122)	9.10
Canceled	(388,377)	20.19
Options outstanding at September 26, 2003	2,560,613	17.34
Granted	643,161	18.28
Exercised	(183,227)	15.56
Canceled	(198,096)	19.46
Options outstanding at September 24, 2004	2,822,451	17.52
Exercisable at September 24, 2004	2,010,802	16.85
Exercisable at September 26, 2003	1,751,787	15.90
Exercisable at September 27, 2002	1,841,122	12.82

Statement of Financial Accounting Standards No. 123

During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" which defines a fair value based method of accounting for an employee stock option or similar equity instrument. As is permitted under SFAS No. 123, the Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25. The Company has computed, for proforma disclosure purposes, the value of all options granted during 2004, 2003, and 2002 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions for grants:

	2004	2003	2002
Risk free interest rate	3.0%	2.6%	4.0%
Expected dividend yield	—	—	—
Expected lives (in years)	4.2	4.2	4.2
Expected volatility	63.6%	68.8.%	71.8%

Using the Black-Scholes valuation method, the total value of options granted during fiscal 2004, 2003 and 2002 was $6,384, $5,743, and $10,734, respectively, which would be amortized on a proforma basis over the vesting period of the options. The weighted average fair value of options granted during fiscal 2004, 2003, and 2002 was $9.93, $10.63 and $14.14, per share, respectively.

The following table summarizes information about stock options and grants outstanding at September 24, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Weighted Number Outstanding at 9/24/04	Average of Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable at 9/24/04	Weighted Average Exercise Price
$6.06–$8.00	329,508	4.8	$ 6.83	329,508	$ 6.83
$9.50–$14.25	487,166	5.0	12.29	315,621	12.33
$14.27–$21.31	1,251,733	3.3	18.68	972,083	18.87
$21.50–$31.50	754,044	4.8	23.66	393,590	23.84
$6.06–$31.50	2,822,451	4.2	$17.52	2,010,802	$16.85

Performance restricted stock

The Company's plans provide for the issuance of restricted stock to employees. The shares issued vest over a two- to four-year period, based on the attainment of specified performance measures, the passage of time, or both. In the event the performance measures are not met, any unvested shares would vest at the end of four years. The value of these shares are being expensed over the vesting period. During fiscal 2004, the Company issued 9,275 shares of restricted stock to employees. No restricted stock has been issued to employees during fiscal 2003 or 2002.

Employee Stock Purchase Plan

In fiscal 1995, the Company adopted the 1994 Employee Stock Purchase Plan, which provides that eligible employees may contribute, through payroll deductions, up to 10% of their earnings toward the purchase of the Company's Common Stock at 85 percent of the fair market value at specific dates. At September 24, 2004, 42,536 shares remain available for purchase through the plan and there were 433 employees eligible to participate in the plan, of which 134 or 31%, were participants. Employees purchased 69,989 shares, at an average price of $10.99 per share during the year. Total receipts to the Company were $769. Since the plan is non-compensatory, no charges to operations have been recorded. The fair value of the purchase rights is estimated on the first day of the offering period using the Black-Scholes option pricing model. The fair value of the shares issued in fiscal 2004, 2003 and 2002 was $5.00, $4.45 and $7.08 per share, respectively. In fiscal 2004, 2003 and 2002, the risk free interest rate was 1.1%, 1.4% and 2.3%, the expected dividend yield was 0%, 0% and 0%, the expected lives were 0.5 years, 0.5 years and 0.5 years, and the expected volatility was 58.8%, 71.8% and 71.8%, respectively.

Shareholders Rights Plan

In February 1996, the Board of Directors approved a shareholder rights plan and declared a dividend of one preferred share purchase right for each outstanding common share. Each right represents the right to purchase one hundredth of a share of Preferred Stock, at an exercise price of $60.00, subject to adjustment. The rights are only exercisable ten days after a person or group acquires, or commences a tender or exchange offer to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock. Subject to the terms of the shareholder rights plan and the discretion of the Board of Directors, each right would entitle the holder to purchase one share of Common Stock of the Company for each right at one-half of the then-current price. The rights expire in February 2006, but may be redeemed by action of the Board of Directors prior to that time at $.01 per right.

NOTE 11 COMMITMENTS

Most of the Company's office and manufacturing facilities are subject to long-term operating leases. In addition, regional sales offices and automobiles are subject to leases with terms ranging from one to twelve months.

At September 24, 2004, the minimum annual operating lease payments are:

Fiscal year ending in September	
2005	$ 3,040
2006	3,107
2007	2,903
2008	2,587
2009	1,387
Thereafter	6,535
	$19,559

Total rent expense was $3,747, $3,995, and $2,817, and for the years ended September 24, 2004, September 26, 2003, and September 27, 2002, respectively.

NOTE 12 BUSINESS SEGMENTS

The Company is organized based upon the markets for the products and services that it offers. Under this organizational structure, the Company operates in three main segments: Medical, Industrial and Commercial. The Industrial and Medical segments derive revenue primarily through the development and marketing of electroluminescent displays, liquid crystal displays and color active matrix liquid crystal displays. In fiscal year 2002, the Company also reported sales and operating income from its Transportation segment. In fiscal 2003, the Company combined the Transportation segment with the Industrial segment. Fiscal 2002 amounts have been reclassified to conform to the current presentation. The Commercial segment derives revenue primarily through the marketing of color active matrix liquid displays and plasma displays that are sold through distributors to end users.

The information provided below is obtained from internal information that is provided to the Company's chief operating decision-maker for the purpose of corporate management. Research and development expenses consist of both research and Quantum program expenses and product development expenses. Research expenses are allocated to the segments based upon a percentage of budgeted sales. Product development expenses are specifically identified by segment. Marketing expenses are generally allocated based upon a percentage of budgeted sales while sales costs are specifically identified by segment. General and administrative expenses are allocated based upon a percentage of budgeted sales. Depreciation expense, interest expense, interest income, other non-operating items and income taxes by segment are not included or disclosed in the internal information provided to the chief operating decision-maker and are therefore not presented separately below. Inter-segment sales are not material and are included in net sales to external customers below.

	2004	2003	2002
Sales to external customers (by segment):			
Medical	$ 79,551	$ 88,636	$ 78,968
Industrial	54,809	66,024	72,115
Commercial	121,836	97,267	54,846
Total sales	$256,196	$251,927	$205,929
Sales to external customers (by geography):			
United States	$217,390	$204,027	$157,367
Other	38,806	47,900	48,562
Total sales	$256,196	$251,927	$205,929
Operating income (loss):			
Medical	$ 1,766	$ 8,789	$ 12,149
Industrial	10,229	16,025	4,741
Commercial	169	743	1,952
Impairment, restructuring and in-process research and development charges	640	(495)	(22,221)
Total operating income (loss)	$ 12,804	$ 25,062	$ (3,379)

The assets and related capital expenditures of the Company are not reported by segment. Property, plant and equipment by geography is as follows:

	2004	2003
US	$13,810	$16,225
Europe	4,050	3,673
Total Assets	$17,860	$19,898

Products sold within the Commercial and Medical segments to two customers comprised 31% and to one customer comprised 19% and 19% of total consolidated sales for the years ended September 24, 2004, September 26, 2003 and September 27, 2002, respectively.

NOTE 13 401(K) AND PROFIT SHARING

All employees in North America over 21 years of age are eligible to participate immediately in the 401(k) savings and profit sharing plan. Employees can contribute up to statutory maximums. The Company matches 5.5% of each participating employee's eligible compensation, also subject to statutory maximums. Employer contributions vest immediately. The 401(k) plan expense amounted to $799, $894, and $758 for the years ended September 24, 2004, September 26, 2003, and September 27, 2002 respectively.

NOTE 14 COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) and its components have no impact on the Company's net income (loss). Comprehensive income (loss) and its components were as follows:

	2004	2003	2002
Net income (loss) (net of tax of $3,524, $8,577, and $(1,879), respectively)	$ 9,278	$15,202	$(3,062)
Other comprehensive income (loss):			
Currency translation adjustment (net of tax of $521, $1,034, and $1,417, respectively)	1,319	2,618	2,312
Unrealized gain (loss) on available for sale securities (net of tax of $90, $(98), and $(88), respectively)	228	(248)	(143)
Total comprehensive income (loss)	$10,825	$17,572	$ (893)

PLANAR

Planar is one of the world's most accomplished providers of application-driven flat-panel display systems, with a heritage of innovation that stretches over more than 20 years. We've progressed from producing display components and stand-alone display systems to integrated solutions including software, hardware and services that address needs in diverse yet complementary usage environments.

Planar's medical business is the leading provider of medical-grade display systems, providing the most complete suite of healthcare-specific display solutions available. Planar's industrial business focuses on collaborating with customers in the development of market-specific display products ranging from EL-based display components to new interactive marketing solutions for retail environments. In the four years since its inception, Planar's commercial business has built value from supply, logistics and channel relationships while solidifying its top-ten ranking among providers of flat-panel desktop monitors for homes and offices in the U.S.

Underlying all of our businesses is Planar's core culture of entrepreneurship. Within each of our business groups this emphasis fuels new product initiatives and exploration of ways to address new markets with established and emerging, commercially viable technologies. In this way, Planar leverages its unique strengths within each business, systematically creating entrepreneurial opportunities in markets beyond those already served.



TICKER SYMBOL
NASDAQ NATIONAL MARKET
PLNR

YEAR FOUNDED
1983

YEAR OF I.P.O.
1993

EMPLOYEES WORLDWIDE
AS OF FISCAL YEAR-END 2004
433

SALES BY BUSINESS SEGMENT
FISCAL 2004


MEDICAL
31%
48%
21%
COMMER
INDUSTRIAL

MESSAGE FROM THE CEO



FELLOW SHAREHOLDERS,

Seeing the bigger picture means looking beyond particular technologies to recognize opportunities they generate, connecting a technical understanding of pixels and systems to a business understanding of customers and markets. It also means balancing near-term goals against the more rewarding potential of the future.

In our continuing efforts to see the bigger picture, Planar reached an important fork in the road in fiscal 2004. True to our culture of decisiveness, we've very deliberately chosen one path, rejected the other, and set our course for what I believe will be an exciting future of profitable growth.

The path we've chosen requires increased investments for the company to prosper over the long run in major growth markets we've identified, knowing those investments will moderate bottom-line profits in the meantime. The alternative we did not choose, it's important to recognize, was to continue running the company for maximization of near-term profitability. I'm confident that making the necessary investments now is our surest path to optimize profitable growth well into the future.

Effective execution of this strategy calls for an increased focus of my time and energy on the growth initiatives of the company. This prompted the creation of a chief operating officer position, and the promotion of Steve Buhaly to realize the high expectations of the role. He has extensive operations and general management experience, and he has served as a highly collaborative chief financial officer for Planar over the last four years. I have great confidence in his ability to implement the strategies underway in our three business units to deliver the results we depend on and build lasting shareholder value.

With the ongoing operation of the company so ably managed, my focus is more fully directed to setting Planar's strategy and steering its course to capitalize on the potential of the organization's unique strengths. There's no shortage of opportunities in the world, as flat-panel display technology continues to proliferate into applications unimagined just a few years ago. Replacing tube-style CRT displays, as well as fitting into uses no display could before, flat-panels enable the promise of all kinds of networked, "smart" machines–the promise of information when, where and how people want it. The display is the essential human interface, so our bold mission is to benefit every person on the planet with Planar displays.

Planar's entrepreneurial programs, under my strategic direction and with increased investment in 2005, provide an energized system for applying the company's assets to pursue opportunities being catalyzed by display technology. One such initiative announced in 2004 addresses unmet needs in the modern retail environment, where technology has revolutionized operations behind the scenes but has yet to serve customers directly when and where they need it most. Planar's strategy is both focused on the needs of these end-users seeking reliable information at the point of purchase and centered on manufacturers and retailers with vested interests in improving the delivery and effectiveness of such information. By seamlessly integrating hardware, software and services into products featuring appliance-like simplicity, I intend for Planar to be at the forefront of technology solutions for this large market and other emerging prospects.

In the robust medical market, Planar is building on its leadership position as the movement to digital images and electronic record-keeping accelerates across the healthcare enterprise. The rapidly changing competitive environment in the digital imaging segment last year reflects both the attractiveness of this expanding market and, ultimately, the resilience of our organization. We reacted quickly to make our premium products more affordable and available, exploiting our volume advantage to drive down costs and using our excellent relationships in the reseller channel to improve customer access and simplify purchasing. A recent survey of hospital administrators bodes well for our future: digital imaging for radiology topped the list of areas targeted for capital expenditures in the

Financial Highlights

SALES AND SALES PER EMPLOYEE, BY FISCAL YEAR


Sales
(Millions of dollars)
Sales per Employee
(Thousands of dollars, average headcount)
MILLIONS
$300
$250
$200
$150
$100
$50
0
$600
$500
$400
$300
$200
$100
0
175
208
206
252
256
2000
2001
2002
2003
2004

next five years, followed by systems that enable electronic patient record-keeping at the point of care. In both of these segments, Planar solutions are second to none.

Another important element of the investment being made in 2005 is geographic expansion of our sales and marketing reach, for medical products as well as our line of industrial display solutions. Europe represents a market as large and important as North America, but our far smaller penetration there means valuable opportunities remain to be pursued. We've opened a new office in Munich, and deployed a senior executive to drive our effort there, so I expect to see early returns on this investment soon and important long-term value generated in future periods. China, too, is a market of enormous growth potential for the company, prompting our investment in a new Shanghai office.

Planar's commercial business unit also is expected to drive growth in 2005, but with its focus on profit rather than sales growth. The market segment in which we've established ourselves so well in just four years–primarily serving business buyers of PC monitors through resellers in the online channel–is forecast to slow from its once spectacular growth rate. We will concentrate our effort on systematically improving operations to generate quicker inventory turns and to defend against the kind of price volatility that struck us in 2004, to create a stronger and steadier bottom line. All along the way, this business realizes synergistic value for our other businesses as well, through supplier relationships that stem from high unit volumes and by extending valuable partnerships we've established with top players in this versatile sales channel.

The company's culture and extraordinary team of professionals have been tested and strengthened by the difficult challenges of 2004, and remain the foundation of our aspirations for profitable growth beyond 2005. Our corporate culture is highly intentional–the result of a decision making process as thorough as that determining any of our strategies–and characterized by three key pillars. One is quick decision making, with the expectation that the company's speed and agility create formidable competitive advantages. Another cultural attribute is a focus of employee recruiting and retention efforts on those from the top quartile of their professions, believing that top pay for top performance is a very good investment. A third pillar of Planar's culture is a philosophy of stewardship for the interests of other stakeholders, ensuring that those with less influence over company performance receive their due before those with more influence and responsibility.

At Planar, we see the bigger picture of people the world over seeking to connect with information. With perspective and understanding that ranges from tiny pixels to markets spanning the planet, Planar is uniquely positioned to thrive along with the proliferation of display technology. The challenges we faced in 2004 helped refine our strategy and distinguish important tactical steps for 2005 and beyond. I'm confident that investing now in our entrepreneurial potential and our geographic reach will yield a more prosperous future for the company and maximize lasting shareholder value.

Most respectfully,

Balaji Krishnamurthy
Chairman, President and CEO
November 10, 2004

SUMMARY OF CONSOLIDATED FINANCIAL DATA

Fiscal Year (In thousands, except per share amounts)	2004	2003	2002	2001	2000
OPERATIONS:					
Sales	$256,196	$ 251,927	$205,929	$207,952	$174,551
Gross profit	59,365	76,340	60,330	64,828	40,659
Income (loss) from operations	12,804	25,062	(3,379)	22,571	(2,160)
Net income (loss)	9,278	15,202	(3,062)	14,537	543
Diluted net income (loss) per share	$ 0.62	$ 1.04	$ (0.24)	$ 1.13	$ 0.05
BALANCE SHEET:					
Working capital	$ 90,620	$ 73,446	$ 76,433	$ 59,286	$ 50,296
Assets	206,424	209,836	206,471	136,200	128,175
Long-term liabilities	7,223	7,080	46,943	13,392	15,486
Shareholders' equity	165,528	150,839	124,359	96,089	73,268

PRICE RANGE OF COMMON STOCK

The following table reflects the quarterly high and low closing prices of the company's common stock for the periods indicated, as reported by the Nasdaq National Market. Planar common stock trades under the symbol "PLNR."

FISCAL 2004	HIGH	LOW
First Quarter	$ 26.30	$ 21.27
Second Quarter	25.85	12.69
Third Quarter	14.25	11.33
Fourth Quarter	14.14	11.05

FISCAL 2003	HIGH	LOW
First Quarter	$ 21.73	$ 12.21
Second Quarter	21.47	12.59
Third Quarter	20.74	10.57
Fourth Quarter	24.49	18.68

BOARD OF DIRECTORS

Balaji Krishnamurthy
Chairman, President and
Chief Executive Officer
Planar Systems, Inc.
Beaverton, Oregon
1999[1]

Carl W. Neun
Portland, Oregon
2000[1]

Heinrich Stenger
Managing Director
EPP, Electronic Production
Partners GmbH
Munich, Germany
1997[1]

E. Kay Stepp
Chair of the Board
Providence Health System
Portland, Oregon
1998[1]

Gregory H. Turnbull
Business Consultant
Palo Alto, California
1986[1]

William D. Walker
Portland, Oregon
1983[1]

Steven E. Wynne
President/CEO
Sport Brands International Ltd.
New York, New York
1996[1]

CORPORATE OFFICERS

Balaji Krishnamurthy
Chairman, President and
Chief Executive Officer
1999[2]

Steven J. Buhaly
Vice President,
Chief Operating Officer
and Chief Financial Officer
1999[2]

Christopher N. King
Co-Founder,
Executive Vice President,
Chief Technology Officer
and Secretary
1983[2]

Jeffrey T. Siegal
Corporate Controller
and Treasurer
1999[2]

[1] Year elected to the board
[2] Year joined the company

INVESTOR RELATIONS

Planar welcomes inquiries from its shareholders and other interested parties. Contact:

INVESTOR RELATIONS
Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, OR
97006-1992, USA
Phone: + 1.503.748.1100
Fax: + 1.503.748.1541
Email: invest@planar.com

WEB SITE
Information on Planar products, technologies, conference calls and financial reports, plus a press release archive, can be found at www.planar.com.

ANNUAL MEETING
The annual meeting of shareholders will be held Thursday, February 3, 2005, at 3:00 p.m. Pacific Standard Time at 1195 NW Compton Dr., Beaverton, Oregon.

PLANAR OPERATIONS

CORPORATE HEADQUARTERS
Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, OR
97006-1992, USA
Toll-Free: +1.866.475.2627
(United States & Canada)
Phone: +1.503.748.1100
Fax: +1.503.748.1244
Email: sales@planar.com

HEALTHCARE
Planar Systems, Inc.
400 Fifth Avenue
Waltham, MA
02451-8738, USA
Phone: +1.781.895.1155
Fax: +1.781.895.1133
Email: sales@planar.com

EUROPEAN HEADQUARTERS
Planar Systems, Inc.
Olarinluoma 9, P.O. Box 46
FIN-02201 Espoo, Finland
Phone: +358.9.42.001
Fax: +358.9.420.0200
Email: intlsales@planar.com

REGIONAL SALES OFFICES

CHINA
Planar Systems, Shanghai
388 Nan Jing West Road, Suite 3905
Shanghai, People's Republic of China
Phone: +86.21.6334.5050
Fax: +86.21.6334.6339
Email: asia_sales@planar.com

FRANCE
Planar Systems SARL
68, rue du Faubourg St-Honoré
75008 Paris, France
Phone: +33.1.4250.0264
Fax: +33.1.4250.0053
Email: france_sales@planar.com

GERMANY
Planar Systems GmbH
Airport Business Center
Am Soeldnermoos 17
85399 Hallbergmoos, Germany
Phone: +49.811.555.070
Fax: +49.811.555.0777
Email: germany_sales@planar.com

TAIWAN
Planar Systems, Inc.
460 Xin Yi Road, Section 4, 13F
Taipei 110, Taiwan
Phone: +886.2.8789.0089 x 100
Mobile: +886.9.3793.3709
Fax: 886.2.8789.2788
Email: taiwan_office@planar.com

COMMON STOCK INFORMATION

The common stock of Planar Systems, Inc. trades on the Nasdaq National Market under the Symbol "PLNR." *The company has never paid and does not* anticipate paying dividends in the foreseeable future.

LEGAL COUNSEL
Ater Wynne LLP
Portland, Oregon

INDEPENDENT AUDITOR
KPMG LLP
Portland, Oregon

TRANSFER AGENT
Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ
07660, USA
Phone: +1.800.522.6645
TDD: +1.800.231.5469
Web: www.melloninvestor.com



OUR MISSION

At Planar, we have made it our mission to provide innovative solutions to connect people with information and ideas–wherever they may be.


www.planar.com

PLANAR

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

The Company operates primarily in two business segments: retail grocery (including the real estate and store development activities of the company) — Harris Teeter, and industrial thread (textile primarily) — American & Efird. Harris Teeter operates a regional chain of supermarkets. American & Efird primarily manufactures sewing thread for the apparel and other markets. The Company evaluates performance of its two businesses utilizing various measures which are based on operating profit.

During fiscal 2004, the market environment that Harris Teeter operated in continued to be highly competitive, characterized by competition from other supermarkets as well as other retailers such as discount retailers, supercenters, club and warehouse stores and drug stores. Generally, the markets in the southeastern United States continued to experience new store opening activity and aggressive feature pricing by competitors. In response, Harris Teeter continued to differentiate itself with its product assortment and variety, and focus on customer service, while driving customer traffic through the use of its Very Important Customer ("VIC") loyalty card program. These efforts have resulted in overall gains in market share within our primary markets.

Business conditions for A&E's customers in the U.S. textile and apparel industry in general remained extremely challenging in fiscal 2004 due to the continued rise in imports that has forced many of A&E's U.S. customers to close their plants or shift their production out of the United States. Additionally, A&E continues to face highly competitive pricing in its markets. A&E management expects business conditions to remain challenging during the next fiscal year, especially with the unknown future impacts that may result from the expiration of apparel import quotas in 2005. A&E continues to proactively address these challenges by managing production schedules, growing its non-apparel thread and yarn business and expanding its presence in foreign markets.

Results of Operations

Exit and Impairment Costs

The results of operations for fiscal years 2004, 2003 and 2002 included certain exit and impairment charges associated with the Company's strategic initiatives to improve future operations. A summary of these events is as follows:

- Fiscal 2004: During the first half of fiscal 2004 the Company recorded pre-tax charges of $384,000 ($238,000 after tax benefits) related to severance costs paid in connection with the closing of A&E's thread yarn spinning plant in Maiden, North Carolina.
- Fiscal 2003: In the fourth quarter of fiscal 2003 a $580,000 pre-tax charge ($360,000 after tax benefits, or $0.01 per diluted share) was recorded for the planned closing of A&E's thread yarn spinning plant in Maiden, North Carolina, which occurred in the first quarter of fiscal 2004.
- Fiscal 2002: In the third quarter of fiscal 2002, the Company realized $710,000 ($431,000 after income taxes, or $0.01 per diluted share) of credits related to favorable experience of actual charges incurred compared to costs originally estimated and recorded in fiscal 2001 for the sale of 26 Harris Teeter stores. Additionally, the Company recorded in fiscal 2002 $7.8 million of pre-tax exit and impairment charges ($4.8 million after tax benefits, or $0.10 per diluted share), related to the consolidation of two industrial thread dyeing and finishing operations at A&E.

Consolidated Overview

The following table sets forth the operating profit components by each of the Company's business segments and for the holding company ("Corporate") for the 53 weeks ended October 3, 2004 (fiscal 2004), 52 weeks ended September 28, 2003 (fiscal 2003) and 52 weeks ended September 29, 2002 (fiscal 2002). The table also sets forth each of the segment's net sales as a percent to total net sales, the net income components as a percent to total net sales and the percentage increase or decrease of such components over the prior year (in thousands):

	Fiscal 2004		Fiscal 2003		Fiscal 2002		% Inc. (Dec.)	
		% to Total		% to Total		% to Total	04 vs 03	03 vs 02
Net Sales								
Harris Teeter	$2,572,367	89.7	$2,431,632	89.2	$2,349,650	88.9	5.8	3.5
American & Efird	296,230	10.3	293,107	10.8	294,548	11.1	1.1	(0.5)
Total	$2,868,597	100.0	$2,724,739	100.0	$2,644,198	100.0	5.3	3.0
		% to Net Sales		% to Net Sales		% to Net Sales		
Gross Profit								
Harris Teeter	$ 755,921	26.35	$ 703,178	25.81	$ 677,668	25.63	7.5	3.8
American & Efird	77,580	2.71	73,888	2.71	77,151	2.92	5.0	(4.2)
Total	833,501	29.06	777,066	28.52	754,819	28.55	7.3	2.9
SG&A Expenses								
Harris Teeter	651,515	22.71	609,556	22.37	589,605	22.30	6.9	3.4
American & Efird	64,123	2.24	59,684	2.19	56,833	2.15	7.4	5.0
Corporate	5,065	0.18	5,134	0.19	7,466	0.28	(1.3)	(31.2)
Total	720,703	25.13	674,374	24.75	653,904	24.73	6.9	3.1
Exit & Impairment Chgs. (Credits)								
Harris Teeter	—	—	—	—	(710)	(0.03)	n.a.	n.a.
American & Efird	384	0.01	580	0.02	7,823	0.30	n.a.	n.a.
Total	384	0.01	580	0.02	7,113	0.27	n.a.	n.a.
Operating Profit (Loss)								
Harris Teeter	104,406	3.64	93,622	3.44	88,773	3.36	11.5	5.5
American & Efird	13,073	0.46	13,624	0.50	12,495	0.47	(4.0)	9.0
Corporate	(5,065)	(0.18)	(5,134)	(0.19)	(7,466)	(0.28)	1.3	31.2
Total	112,414	3.92	102,112	3.75	93,802	3.55	10.1	8.9
Other Exp. (Inc.), net	11,250	0.39	10,020	0.37	12,210	0.46	12.3	(17.9)
Income Tax Expense	36,505	1.27	32,210	1.18	29,609	1.12	13.3	8.8
Net Income	$ 64,659	2.26	$ 59,882	2.20	$ 51,983	1.97	8.0	15.2

Consolidated sales increased 5.3% in fiscal 2004 as compared to fiscal 2003 due primarily to sales increases in the Harris Teeter supermarket subsidiary resulting from strong comparable store sales increases and the additional week of operations. The 3.0% increase in consolidated sales in fiscal 2003 as compared to fiscal 2002 resulted primarily from sales increases in the Harris Teeter subsidiary resulting from new store sales and comparable store sales increases. The fiscal 2003 net increase was offset to some extent by sales declines at the Company's A&E textile subsidiary resulting from weak business conditions during fiscal 2003. Over the past several years, A&E has pursued a global expansion strategy. Foreign sales for fiscal 2004 represented 5.5% of the consolidated sales of the Company, compared to 5.6% for fiscal 2003 and 5.2% for fiscal 2002. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Gross profit as a percent to sales increased for fiscal 2004 as a result of improved gross profit margins at both subsidiaries, with Harris Teeter realizing benefits from its effective promotional strategies and increased penetration of its private label programs and with A&E benefiting from production efficiencies gained from prior plant consolidations. Gross profit as a percent to sales decreased slightly for fiscal 2003 as compared to fiscal 2002 resulting primarily from lower gross profit realization at the A&E subsidiary due to weaker manufacturing running schedules in the United States, plus the continued pressure resulting from price competition and rising raw materials costs. The 2003 decrease in gross profit as a percent to sales realized by A&E was offset, in part, by improvements at the Harris Teeter subsidiary as a result of its effective promotional initiatives. Refer to the discussion of segment operations under the captions "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results.

Selling, general & administrative ("SG&A") expenses as a percent to sales in fiscal 2004 increased as a result of operating costs increases at both subsidiaries. SG&A expenses as a percent to sales in fiscal 2003 was relatively consistent with fiscal 2002. Fixed costs leverage created by sales increases at Harris Teeter and cost reductions at Corporate offset expense margin increases at A&E. Refer to the discussion of segment operations under the caption "Harris Teeter, Retail Grocery Segment" and "American & Efird, Industrial Thread Segment" for a further analysis of the segment operating results. Fiscal 2002 SG&A expense at Corporate included adjustments for the lowering of rates used to discount benefit liabilities.

Consolidated operating profit increased in fiscal 2004 and 2003 as a result of the sales and cost elements described above and the previously discussed exit and impairment costs recorded in prior years.

Included in Other Expense (Income), net is interest expense, interest income, investment gains and losses, and minority interest. Fiscal 2003 includes the recognition of $1.5 million of investment gains associated with liquidating proceeds received in the fourth quarter. Net interest expense has declined over the prior two years as a result of additional interest income earned on surplus cash and temporary investments.

The effective income tax rate was 36.1% in fiscal 2004 as compared to 35.0% in fiscal 2003 and 36.3% in fiscal 2002. The lower rate in fiscal 2003 resulted from the favorable settlement with the IRS of matters relating to prior years and certain tax savings associated with non-taxable life insurance proceeds.

Net income after income taxes in fiscal 2004 was $64.7 million, or $1.38 per diluted share, as compared to $59.9 million, or $1.29 per diluted share in fiscal 2003 and $52.0 million, or $1.12 per diluted share in fiscal 2002. As discussed in the "Exit and Impairment Costs" section above, fiscal 2004 included a pre-tax exit and impairment charge of $384,000 ($238,000 after income tax benefits), fiscal 2003 included a pre-tax exit and impairment charge of $580,000 ($360,000 after income tax benefits, or $0.01 per diluted share), and fiscal 2002 included net pre-tax exit and impairment charges of $7,113,000 ($4,394,000 after income tax benefits, or $0.09 per diluted share).

Harris Teeter, Retail Grocery Segment

The following table sets forth the consolidated operating profit components for the Company's Harris Teeter supermarket subsidiary for the 53 weeks ended October 3, 2004 (fiscal 2004), 52 weeks ended September 28, 2003 (fiscal 2003), and 52 weeks ended September 29, 2002 (fiscal 2002). The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2004		Fiscal 2003		Fiscal 2002		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	04 vs 03	03 vs 02
Net Sales	$2,572,367	100.00	$2,431,632	100.00	$2,349,650	100.00	5.8	3.5
Cost of Sales	1,816,446	70.61	1,728,454	71.08	1,671,982	71.16	5.1	3.4
Gross Profit	755,921	29.39	703,178	28.92	677,668	28.84	7.5	3.8
SG&A Expenses	651,515	25.33	609,556	25.07	589,605	25.09	6.9	3.4
Exit & Impairment Chgs. (Credits)	—	—	—	—	(710)	(0.03)	n.a.	n.a.
Operating Profit	$ 104,406	4.06	$ 93,622	3.85	$ 88,773	3.78	11.5	5.5

Sales increased 5.8% in fiscal 2004 as compared to fiscal 2003 as a result of strong comparable store sales increases and the additional week of operations. The additional week in fiscal 2004 accounted for approximately 2.0% of the total sales increase for the fiscal year. The 3.5% increase in sales in fiscal 2003 as compared to fiscal 2002 was driven by new store sales and comparable store sales increases. During fiscal 2004 the company opened 7 new stores (two of which were replacements) and closed 9 stores. During fiscal 2003 the company opened 4 new stores and closed 7 stores. During fiscal 2002 the company opened 12 new stores and closed 6 stores. The company did not open any replacement stores in either 2003 or 2002. Comparable store sales (see definition below) increased 2.97% ($71.3 million) for fiscal 2004 as compared to an increase of 0.98% ($22.0 million) for fiscal 2003 and a decrease of 0.15% ($3.2 million) for fiscal 2002. Comparable store sales continue to be negatively impacted by the company's strategy of opening additional stores in its core markets that have proximity to several existing stores. Management expects these close proximity stores, and any similar new additions in the foreseeable future, to have a strategic benefit of enabling Harris Teeter to capture sales and expand market share as the markets it serves continue to grow.

Harris Teeter considers its reporting of comparable store sales growth to be effective in determining core sales growth in times of changes in the number of stores in operation, their locations and their sizes. While there is no standard industry definition of "comparable store sales," Harris Teeter has been consistently applying the following definition. A new store must be in operation for 14 months before it enters into the calculation of comparable store sales. A closed store is removed from the calculation in the month in which its closure is announced. A new store opening within an approximate two-mile radius of an existing store with the intention of closing the existing store is included as a replacement store in the comparable store sales measurement as if it were the same store, but only if, in fact, the existing store is concurrently closed. Expansions of the size of existing comparable stores are included in the calculations of comparable store sales. Comparable store sales for fiscal 2004 was computed on a 53-week basis by adding an additional week of sales to the fiscal 2003 period.

Gross profit as a percent to sales for fiscal 2004 and 2003 continued to improve as a result of Harris Teeter's effective retail pricing and promotional spending programs and the increased penetration of its private label programs. Improvements have also been realized from the continued emphasis that the company places on productivity efforts, including waste control.

SG&A expenses as a percent to sales for fiscal 2004 as compared to fiscal 2003 increased primarily as a result of costs associated with closing underperforming stores, increased bankcard fees, and employee pension and incentive benefits. SG&A expenses for fiscal 2004 included a $1.7 million charge (0.07% to sales) related to leasehold improvements that were written off in the third quarter associated with a lease that was terminated and renegotiated with the landlord. Sales increases during fiscal 2003 provided the leverage to offset increased fringe benefit costs driven largely by increased pension expense and, to a lesser extent, the shift in sales to more labor intensive departments, such as pharmacy and freshly prepared foods.

The improvements in operating profit as a percent to sales for fiscal 2004 and 2003 resulted from the sales and cost elements described above. The company continues to concentrate on its core markets, which management believes have greater potential for improved returns on investment in the foreseeable future. The company had 138 stores in operation at October 3, 2004, compared to 140 stores at September 28, 2003 and 143 stores at September 29, 2002. The company currently plans to open eleven new stores in fiscal 2005. On a routine basis Harris Teeter periodically reviews its business strategy and evaluates its existing store operations, and may from time to time close or divest older or under-performing stores. It is presently anticipated that store closings related to replacement properties and lease expirations for fiscal 2005 will be less than that experienced in fiscal 2004.

American & Efird, Industrial Thread Segment

The following table sets forth the consolidated operating profit components for the Company's American & Efird textile subsidiary for the 53 weeks ended October 3, 2004 (fiscal 2004), 52 weeks ended September 28, 2003 (fiscal 2003) and 52 weeks ended September 29, 2002 (fiscal 2002). The table also sets forth the percent to sales and the percentage increase or decrease over the prior year (in thousands):

	Fiscal 2004		Fiscal 2003		Fiscal 2002		% Inc. (Dec.)	
		% to Sales		% to Sales		% to Sales	04 vs 03	03 vs 02
Net Sales	$296,230	100.00	$293,107	100.00	$294,548	100.00	1.1	(0.5)
Cost of Sales	218,650	73.81	219,219	74.79	217,397	73.81	(0.3)	0.8
Gross Profit	77,580	26.19	73,888	25.21	77,151	26.19	5.0	(4.2)
SG&A Expenses	64,123	21.65	59,684	20.36	56,833	19.29	7.4	5.0
Exit & Impairment Chgs. (Credits)	384	0.13	580	0.20	7,823	2.66	n.a.	n.a.
Operating Profit	$ 13,073	4.41	$ 13,624	4.65	$ 12,495	4.24	(4.0)	9.0

Sales increased 1.1% in fiscal 2004 as compared to fiscal 2003 primarily as a result of improved foreign sales and the additional week of operations. For fiscal 2004, U.S. sales declined by 1.8% and foreign sales increased by 3.7% as the company continues its global expansion strategy. The 0.5% sales decrease in fiscal 2003 as compared to fiscal 2002 resulted from a 10.1% decline in U.S. sales offset by a 10.5% increase in foreign sales. The U.S. sales decline represents a continuation of the trend of customers shifting buying and production out of the United States.

Foreign sales for fiscal 2004 accounted for approximately 53% of total A&E sales as compared to approximately 52% in fiscal 2003 and approximately 47% in fiscal 2002. Foreign sales have become an increasing proportion of total A&E sales over recent years as a result of the shifting global production of its customers and A&E's strategy of increasing its presence in such global markets. Management recognizes that a major challenge facing A&E is the geographic shift of its customer base and, as a result, the company will continue to pursue its global expansion by way of joint ventures and other investments.

Gross profit as a percent to sales increased in fiscal 2004 when compared to fiscal 2003 primarily as a result of the mix of products sold and production efficiencies gained from prior manufacturing plant closings. The 2004 improvement was offset, in part, by the continued intense price competition and rising raw materials costs. The decline in gross profit as a percent to sales in fiscal 2003 when compared to fiscal 2002 resulted primarily from weaker manufacturing running schedules in the United States, price competition and rising raw materials costs. Management continues to focus on optimizing costs and manufacturing capacities at its domestic and foreign operations.

SG&A expenses as a percent to sales increased in fiscal 2004 from fiscal 2003 as a result of additional costs associated with the company's global expansion strategies. The increase in SG&A expenses as a percent to sales in fiscal 2003 from fiscal 2002 resulted primarily as a result of higher distribution costs.

A&E's operating profit in the U.S. market improved in fiscal 2004, while the operating profit for its foreign operations declined primarily as a result of the company's strategic initiatives to consolidate operations in the United States and expand in foreign markets. During fiscal 2003, A&E's operating profit in the U.S. market experienced a decline as a result of sales declines and challenging economic conditions. The foreign operations of A&E experienced improvements in operating profitability in fiscal 2003 as a result of added efficiencies from increased sales and production. Foreign operations contributed approximately 40% of A&E's operating profit in fiscal 2004 as compared to approximately 45% in fiscal 2003 and approximately 22% in fiscal 2002.

Outlook

While the performance of Harris Teeter has been strong, the economic conditions in A&E's industry continue to be challenging. At Harris Teeter, the consistent execution of productivity initiatives implemented at under-performing stores, controls over waste, implementation of operating efficiencies that will offset the continued rising costs for health care, pensions and credit card fees and effective merchandising strategies will dictate the pace at which its margins could improve. Additionally, promotional costs to drive sales in the presently intense competitive environment could negatively impact operating margins and net income in future periods. Further, the intense competitive environment for supermarkets is expected to continue in the foreseeable future. For A&E, the continued increase of apparel imports in the textile and apparel market continues to negatively impact the domestic market. A&E will find it difficult to generate significant improvements in profitability in the absence of a more favorable economic climate. A&E management remains focused on generating sales growth in global markets and on managing costs and manufacturing capacities. Ruddick Corporation management remains conservative in its outlook for fiscal 2005 given the complex factors currently impacting sales and costs at both subsidiaries and the unknown future impacts that will result from the expiration of apparel import quotas in 2005. Further operating improvement will be dependent on the Company's ability to offset rising fuel and benefit costs, including pension costs, with additional operating efficiencies and to effectively execute its global expansion plans.

Capital Resources and Liquidity

Ruddick Corporation is a holding company which, through its wholly-owned subsidiaries, Harris Teeter and A&E, is engaged in the primary businesses of regional supermarket operations and industrial sewing thread manufacturing and distribution, respectively. Ruddick has no material independent operations, nor material assets, other than the investments in its operating subsidiaries, as well as investments in certain fixed assets, short term cash equivalents and life insurance contracts to support corporate-wide operations and benefit programs. Ruddick provides a variety of services to its subsidiaries and is dependent upon income and upstream dividends from its subsidiaries. There are no restrictions on the subsidiary dividends, which have historically been determined as a percentage of net income of each subsidiary.

The Company seeks to limit long-term debt so that it constitutes no more than 40% of capital employed, which includes long-term debt, minority interest and shareholders' equity. As of October 3, 2004, this percentage was 23.0% compared to 27.3% at September 28, 2003. Long-term debt less cash and temporary investments amounted to $59.2 million as of October 3, 2004 as compared to $67.5 million at September 28, 2003.

The Company's principal source of liquidity has been cash generated from operating activities. As of October 3, 2004 the Company had current liquidity (cash, cash equivalents and temporary investments) of $107.1 million compared to $121.6 million at September 28, 2003. During fiscal 2004, the net cash provided by operating activities was $135.7 million, compared to $150.4 million during fiscal 2003 and $143.3 during fiscal 2002. Cash flow from income (net income plus non-cash items included in net income) in fiscal 2004 was $141.7 million as compared to $151.9 million in fiscal 2003 and $143.6 million in fiscal 2002. Investing activities during fiscal 2004 required net cash of $111.4 million compared to $149.0 million during fiscal 2003 and $77.5 million during fiscal 2002. The increase in investing activity since fiscal 2002 was primarily due to increased investments in temporary and other investments. The significant components of financing activities for fiscal 2004 included the payment of dividends of $18.6 million and payment of long-term debt of $31.4 million.

During fiscal 2004, capital expenditures totaled $92.1 million. Harris Teeter capital expenditures were $83.9 million in fiscal 2004 compared to $64.4 million in fiscal 2003 and $66.6 million in fiscal 2002. In addition to the capital expenditures, Harris Teeter has recognized opportunities to invest in the development of certain of its new stores. During fiscal 2004 such development capital spending was $28.7 million, compared to $12.3 million during fiscal 2003 and $2.2 million during fiscal 2002. A&E's capital expenditures were $8.1 million during fiscal 2004 compared to $9.2 million in fiscal 2003 and $7.8 million in fiscal 2002. Total capital expenditures for fiscal 2005 are expected to be approximately $115 million, with Harris Teeter's program accounting for over 90% of the total expenditures. In addition, during fiscal 2005 Harris Teeter expects to invest approximately $35 million in the development of certain of its new stores. Harris Teeter anticipates that its capital for new store growth and store remodels will be applied in its existing markets in fiscal 2005 as well as the foreseeable future. A&E expects to target further expansion of global operations. For both subsidiaries, these expenditures are for modernization and expansion. Management expects that internally generated funds, supplemented by available cash balances if necessary, will be adequate to finance such expenditures.

On May 14, 2002, the Company and three banks entered into a revolving credit facility for an aggregate amount of up to $100 million. Borrowings and repayments under this revolving credit facility are of the same nature as short-term credit lines. The credit agreement provided for a maturity of three years, plus two annual extensions of one year each if then granted by the banks. The two annual extensions have been granted, which establishes a maturity date of May 14, 2007. The amount which may be borrowed from time to time and the interest rate on any outstanding borrowings are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents, as those terms are defined in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio, minimum fixed charge coverage ratio and tangible net worth requirements. As of October 3, 2004, the Company was in compliance with all financial covenants. At October 3, 2004, no debt was outstanding under the revolving credit facility, and no borrowings are needed or anticipated for the foreseeable future. In addition, the Company has the capacity to borrow up to an aggregate amount of $37.9 million from two major U.S. life insurance companies utilizing certain insurance assets as collateral.

Covenants in certain of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. Management believes that the limit on indebtedness does not significantly restrict the Company's liquidity and that such liquidity is adequate to meet foreseeable requirements.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. The following table represents the scheduled maturities of the Company's contractual obligations as of October 3, 2004 (in thousands):

	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Long-Term Debt(1)	$ 155,225	$ 8,275	$ 16,066	$ 15,197	$115,687
Operating Leases(1)(2)	917,015	64,887	130,137	125,574	596,417
Capital Lease Obligations(1)(2)	11,062	373	451	491	9,747
Purchase Obligations — Fixed Assets	50,265	50,265	—	—	—
Purchase Obligations — Inventory	2,835	2,835	—	—	—
Purchase Obligations — Service Contracts	5,833	2,663	3,131	39	—
Other(3)	22,174	1,705	3,343	2,971	14,155
Total Contractual Cash Obligations	$1,164,409	$131,003	$153,128	$144,272	$736,006

(1) For a more detailed description of the obligations refer to the Notes entitled "Leases" and "Long-Term Debt" of the Notes to Consolidated Financial Statements in Item 8 hereof.

(2) Represents the minimum rents payable and includes leases associated with closed stores. Amounts are not offset by expected sublease income and do not include various contingent liabilities associated with assigned leases as discussed below.

(3) Represents the projected cash payments associated with certain deferred compensation contracts. The net present value of these obligations is recorded by the Company and included with other long-term liabilities in the Company's consolidated balance sheets.

In connection with the closing of certain store locations, Harris Teeter has assigned leases to several other merchants with recourse. These leases expire over the next 17 years, and the future minimum lease payments of approximately $93.5 million, in the aggregate, over that future period have been assumed by these merchants. In the highly unlikely event, in management's opinion based on the current operations and credit worthiness of the assignees, that all such contingent obligations would be payable by Harris Teeter, the approximate aggregate amounts due by year would be as follows: $9.6 million in fiscal 2005 (35 stores), $9.2 million in fiscal 2006 (29 stores), $9.0 million in fiscal 2007 (27 stores), $8.6 million in fiscal 2008 (26 stores), $8.0 million in fiscal 2009 (25 stores) and $49.1 million in aggregate during all remaining years thereafter.

The Company utilizes various standby letters of credit and bonds as required from time to time by certain programs, most significantly for self-insured programs such as workers compensation and various casualty insurance. The total of such instruments was approximately $25.4 million as of October 3, 2004.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations or cash flows.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. Actual results could differ from those estimates. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Management has identified the following accounting policies as the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. Given the highly promotional nature of the retail supermarket industry, the allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Examples of such arrangements include, but are not limited to, promotional, markdown and rebate allowances; cooperative advertising funds; volume allowances; store opening discounts and support; and slotting, stocking and display allowances. The amount of such allowances may be determined on the basis of (1) a fixed dollar amount negotiated with the vendor, (2) an amount per unit purchased or as a percentage of total purchases from the vendor, or (3) amounts based on sales to the customer, number of stores, in-store displays or advertising. The proper recognition and timing of accounting for these items are significant to the reporting of the results of operations of the Company. The Company applies the authoritative guidance of SEC Staff Accounting Bulletin No. 101 ("SAB No. 101") — *Revenue Recognition in Financial Statements,* Emerging Issues Task Force Issue No. 02-16 ("EITF 02-16") — *Accounting by a Customer (Including a Reseller) for Certain Considerations Received from a Vendor,* and other authoritative guidance as appropriate. Under SAB No. 101, revenue recognition requires the prerequisite completion of the earnings process and its realization or assurance of realizability. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is assured.

Harris Teeter's practices are in accordance with EITF 02-16 and are based on the premise that the accounting for these vendor allowances should follow the economic substance of the underlying transactions, which is evidenced by the agreement with the vendor as long as the allowance is distinguishable from the merchandise purchase. Consistent with this premise, Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

There are numerous types of rebates and allowances in the retail industry. The Company's accounting practices with regard to some of the more typical arrangements are discussed as follows. Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise. Some of these typical vendor rebate, credit and promotional allowance arrangements require that the Company make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, the duration of carrying a specified product and the estimation of inventory turns. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate.

Inventory Valuation

The Company's inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. LIFO assumes that the last costs in are the ones that should be used to measure the cost of goods sold, leaving the earlier costs residing in the ending inventory valuation. The Company uses the "link chain" method of computing dollar value LIFO whereby the base year values of beginning and ending inventories are determined using a cumulative price index. The Company generates an estimated internal index to "link" current costs to the original costs of the base years in which the company adopted LIFO. The Company's determination of the LIFO index is driven by the change in current year costs as well as the change in inventory quantities on hand. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates, including markups, markdowns, lost inventory (shrinkage) percentages and the purity and similarity of inventory sub-categories as to their relative inventory turns, gross margins and on hand quantities. These judgments and estimates significantly impact the ending inventory valuation at cost as well as gross margin. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying the inventory at the lower of cost or market. Management does not believe that the likelihood is significant that materially higher LIFO reserves are required given its current expectations of on-hand inventory quantities and costs.

The proper valuation of inventory also requires management to estimate the net realizable value of the Company's obsolete and slow-moving inventory at the end of each period. Management bases its net realizable values upon many factors including historical recovery rates, the aging of inventories on hand, the inventory movement of specific products and the current economic conditions. When management has determined inventory to be obsolete or slow moving, the inventory is reduced to its net realizable value by recording an obsolescence reserve. Given the Company's experiences in selling obsolete and slow-moving inventory, management believes that the amounts of the obsolescence reserves to the carrying values of its inventories are materially adequate.

With regard to the proper valuations of inventories, management reviews its judgments, assumptions and other relevant, significant factors on a routine basis and makes adjustments where the facts and circumstances dictate.

Self-insurance Reserves for Workers' Compensation, Healthcare and General Liability

The Company is primarily self-insured for most U.S. workers compensation claims, healthcare claims and general liability and automotive liability losses. The Company has purchased insurance coverages in order to establish certain limits to its exposure on a per claim basis. Actual claims in each of these categories are reported to the Company by third party administrators. The third party administrators also report initial estimates of related loss reserves in the workers compensation, general liability and automotive liability programs. The open claims and initial loss reserves are subjected to examination by the Company's risk management and accounting management utilizing a consistent methodology which involves various assumptions, judgment and other factors. Such factors include but are not limited to the probability of settlement, the amount at which settlement can be achieved, the probable duration of the claim, the cost development pattern of the claim and the applicable cost development factor. The Company determines the estimated reserve required for U.S. worker compensation claims in each accounting period. This requires that management determine estimates of the costs of claims incurred and accrue for such expenses in the period in which the claims are incurred. Management calculates the current period costs based on actual claims, reviewed for the status and probabilities associated with potential settlement and then adjusted by development factors from published insurance industry sources and discounted to present values using an appropriate discount factor. A similar methodology is used to evaluate general liability and automotive liability accrual requirements. The Company constantly reviews the relevant, significant factors and makes adjustments where the facts and circumstances dictate. Management does not believe the likelihood is significant that existing worker compensation claims, general liability claims and automotive liability claims will be settled for materially higher amounts than those accrued.

The variety of healthcare plans available to employees are primarily self-insured, although some locations have insured health maintenance organization plans. The Company records an accrual for the estimated amount of self-insured healthcare claims incurred by all participants but not yet reported. The most significant factors which impact on the determination of the required accrual are the historical pattern of the timeliness of claims processing, changes in the nature or types of benefit plans, changes in the plan benefit designs, employer-employee cost sharing factors, and medical trends and inflation. These reserves are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances. The Company believes that the total healthcare cost accruals as of October 3, 2004 are reasonable and adequate as of that date.

Impairment of Long-lived Assets and Closed Store Obligations

The Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset. An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired. The fair value is estimated based on expected future cash flows.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions. The actual cost of disposition for these leases is affected by specific real estate markets, inflation rates and general economic conditions and may differ significantly from those assumed and estimated.

Store closings generally are completed within one year after the decision to close. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the change becomes known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. The Company constantly reviews the relevant, significant factors used in its estimates and makes adjustments where the facts and circumstances dictate.

Retirement Plans and Post-Retirement Benefit Plans

The Company maintains certain retirement benefit plans for substantially all domestic full-time employees and a supplemental retirement benefit plan for certain selected officers of the Company and its subsidiaries. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. The qualified pension plans are non-contributory, funded defined benefit plans, while the non-qualified supplemental pension plan for executives is an unfunded, defined benefit plan. The Company's current funding policy for its qualified pension plans is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company has certain deferred compensation arrangements which allow or allowed in prior years its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. As of October 3, 2004, these plans were unfunded, except for a directors' compensation deferral plan and a flexible deferral plan for executives which utilize a rabbi trust to hold assets designated to pay the respective liabilities. For further disclosures regarding the Company's pension and deferred compensation plans, see the Note entitled "Employee Benefit Plans" of the Notes to Consolidated Financial Statements in Item 8 hereof.

The Company maintains a post-retirement healthcare plan for retirees whose sum of age and years of service equal at least 75 at retirement. The plan continues coverage from early retirement date until the earlier date of eligibility for Medicare or any other employer's medical plan. The Company requires that the retiree pay the estimated full cost of the coverage. The Company also provides a $5,000 post-retirement mortality benefit to a small number of retirees under a prior plan. The obligations and expenses associated with each of these benefit plans are not material.

The determination of the Company's obligation and expense for pension, deferred compensation and other post-retirement benefits is dependent on certain assumptions selected by management and used by the Company and its actuaries in calculating such amounts. The more significant of those assumptions applicable to the qualified pension plan include the discount rate, the expected long-term rate of return on plan assets, the rates of increase in future compensation and the rates of future employee turnover. Those assumptions also apply to determinations of the obligations and expense of the following plans, except as noted: (1) supplemental pension — no funded assets to be measured, and (2) deferred compensation arrangement and post-retirement mortality benefit — no funded assets to be measured and no dependency on future rates of compensation or turnover.

In accordance with generally accepted accounting principles, actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its selections of values for the various assumptions are appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect pension and other post-retirement obligations and future expense.

Recent Accounting Standards

The Company has adopted various new accounting standards that became effective during fiscal 2004. The adoption of the new standards did not have a material impact on the Company's results of operations, financial position or cash flows in the reported periods. Information about the new accounting requirements has been incorporated into the Note entitled "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 hereof.

In January 2003 and December 2003, the FASB issued FIN 46 and FIN 46-R, respectively. FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities ("VIE's") by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns or both. FIN 46 and FIN 46-R apply immediately to variable interests in VIE's created or obtained after January 31, 2003. For variable interest in a VIE created before February 1, 2003, FIN 46 and FIN 46-R apply to VIE's no later than the end of the first reporting period ending after March 15, 2004. Based on management's review of the Company's various investments, management has concluded that the Company does not have any VIE's that require consolidation.

In November 2003 the Emerging Issues Task Force ("EITF") confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers". ("EITF 03-10"). EITF 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. The Company's accounting policies related to vendor coupons and reimbursements are in accordance with the requirements of EITF 03-10. The adoption of this pronouncement had no material impact on the Company's results of operations, financial position or cash flows in the reported periods.

In December 2003 the FASB issued SFAS No. 132, (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures regarding employers' pension plans and other postretirement benefit plans in annual and interim reports. Additional disclosures are required for assets, obligations, cash flows and net periodic benefit costs. The Company has adopted the disclosure requirements (refer to Note captioned "Employee Benefit Plans" of the Notes to Consolidated Financial Statements in Item 8 hereof). The adoption of this Statement required disclosures only and did not impact the Company's results of operations, financial position or cash flows.

Regarding Forward-Looking Statements

The foregoing discussion contains certain statements that may constitute "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements relate to, among other things, the Company's strategic and business initiatives and plans for growth or operating changes; the Company's financial condition and results of operation; future events, developments or performance; and management's expectations, beliefs, plans, estimates and projections.

While management believes these forward-looking statements are accurate and reasonable, uncertainties, risks and factors, including those described below, could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date of this report. Neither the Company nor its management undertakes an obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date of this report.

Factors that could cause the Company's actual results to differ materially from those anticipated in the forward-looking statements in this report include the following:

- Generally adverse economic and industry conditions, including a decline in consumer demand for apparel products or significant changes in consumer food preferences;
- Changes in the competitive environment for either of the Company's subsidiaries, including increased competition in the Company's primary geographic markets, the entry of new competitors or changes in the strategies of current competitors and consolidation in the retail grocery industry;
- Changes in federal, state or local laws or regulations affecting the manufacturing, distribution or retailing of food and changes in food safety requirements;
- Changes in accounting standards or taxation requirements, including the passage of future tax legislation or any regulatory or judicial position that could have an adverse impact on past, current or future tax benefits;

- Economic or political changes in the countries in which the Company's subsidiaries operate, adverse trade regulations, restrictions or tariffs or changes in import quotas;
- Cost and stability of energy sources;
- Cost and availability of raw materials;
- Management's ability to predict accurately the adequacy of the Company's present liquidity to meet future requirements;
- Changes in the Company's capital expenditures, costs for new store openings or store closings and other business development or expansion costs;
- Continued solvency of any third parities on leases the Company has guaranteed;
- Management's ability to predict the required contributions to the pension plans of the Company;
- Changes in labor and employee benefit costs, such as increased health care and other insurance costs;
- Ability to recruit, train and retain effective employees and management in both of the Company's subsidiaries;
- The extent and speed of successful execution of strategic initiatives designed to increase sales and profitability of each of the Company's subsidiaries and the ability to implement new technology; and
- Unexpected outcomes of any legal proceedings arising in the normal course of business of the Company.

Other factors not identified above also could cause actual results to differ materially from those included, contemplated or implied by the forward-looking statements made in this report.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The Company is subject to interest rate risk on its fixed interest rate debt obligations. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. As of October 3 2004, the Company had no significant foreign exchange exposure and no outstanding derivative transactions.

The table below presents principal cash flows and related weighted average interest rates by expected maturity dates for the Company's significant fixed interest rate debt obligations ($150 million of Senior Notes due at various dates through 2017):

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate debt obligations	$7,143	$7,143	$7,143	$7,143	$7,143	$114,285	$150,000	$170,663
Weighted average interest rate	6.48%	6.48%	6.48%	6.48%	6.48%	7.49%	7.25%	

For a more detail description of fair value, refer to the Note entitled "Financial Instruments" of the Notes to Consolidated Financial Statements in Item 8 hereof.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ruddick Corporation:

We have audited the accompanying consolidated balance sheets of Ruddick Corporation and subsidiaries as of October 3, 2004 and September 28, 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 3, 2004. Our audits also included the financial statement schedule "valuation and qualifying accounts and reserves" for each of the years in the three-year period ended October 3, 2004. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ruddick Corporation and subsidiaries as of October 3, 2004 and September 28, 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended October 3, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein for each of the years in the three-year period ended October 3, 2004.

/s/ KPMG LLP

Charlotte, North Carolina
November 2, 2004

CONSOLIDATED BALANCE SHEETS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	October 3, 2004	September 28, 2003
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 46,579	$ 63,222
Temporary Investments	60,471	58,343
Accounts Receivable, Net of Allowance For Doubtful Accounts of $3,170 and $3,962	70,007	66,326
Inventories	230,856	214,122
Net Current Deferred Income Tax Benefits	12,809	12,251
Prepaid and Other Current Assets	25,164	25,232
Total Current Assets	445,886	439,496
Property		
Land	29,898	32,217
Buildings and Improvements	185,477	179,324
Machinery and Equipment	671,198	640,362
Leasehold Improvements	278,839	253,578
Total, at Cost	1,165,412	1,105,481
Accumulated Depreciation and Amortization	626,301	582,084
Property, Net	539,111	523,397
Investments	58,726	33,706
Goodwill	8,169	8,169
Intangible Assets	6,234	4,515
Other Long-Term Assets	53,866	55,739
Total Assets	$1,111,992	$1,065,022
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes Payable	$ 2,588	$ 2,667
Current Portion of Long-Term Debt	8,648	31,596
Accounts Payable	148,196	148,369
Federal and State Income Taxes	1,640	147
Accrued Compensation	40,832	38,010
Other Current Liabilities	56,011	53,515
Total Current Liabilities	257,915	274,304
Long-Term Debt	157,639	157,499
Net Long-Term Deferred Income Tax Liabilities	24,589	29,282
Pension Liabilities	60,028	60,808
Other Long-Term Liabilities	54,300	39,106
Minority Interest	7,811	8,758
Commitments and Contingencies	—	—
Shareholders' Equity		
Common Stock, no par value — Shares Outstanding: 2004 — 46,730,758; 2003 — 46,223,233	56,634	47,749
Retained Earnings	535,188	489,135
Accumulated Other Comprehensive Income	(42,112)	(41,619)
Total Shareholders' Equity	549,710	495,265
Total Liabilities and Shareholders' Equity	$1,111,992	$1,065,022

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except per share data)

	53 Weeks Ended October 3, 2004	52 Weeks Ended September 28, 2003	52 Weeks Ended September 29, 2002
Net Sales	**$2,868,597**	**$2,724,739**	**$2,644,198**
Cost of Sales	2,035,096	1,947,673	1,889,379
Selling, General and Administrative Expenses	720,703	674,374	653,904
Exit and Impairment Charges	384	580	7,113
Operating Profit	**112,414**	**102,112**	**93,802**
Interest Expense	12,938	12,385	12,568
Interest Income	(2,271)	(1,417)	(1,360)
Investment (Gains) Losses	(981)	(2,419)	(11)
Minority Interest	1,564	1,471	1,013
Income Before Taxes	101,164	92,092	81,592
Income Tax Expense	36,505	32,210	29,609
Net Income	**$ 64,659**	**$ 59,882**	**$ 51,983**
Net Income Per Share:			
Basic	**$ 1.39**	**$ 1.29**	**$ 1.12**
Diluted	**$ 1.38**	**$ 1.29**	**$ 1.12**
Weighted Average Number of Shares of Common Stock Outstanding:			
Basic	**46,489**	**46,385**	**46,402**
Diluted	**46,851**	**46,463**	**46,578**

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands, except share and per share amounts)

	Common Stock Shares (No Par Value)	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity	Comprehensive Income
Balance at September 30, 2001	46,319,696	$49,549	$410,665	$(14,861)	$445,353	
Exercise of stock options, including tax benefits of $204	134,492	1,578	—	—	1,578	
Net earnings	—	—	51,983	—	51,983	$ 51,983
Dividends ($0.36 a share)	—	—	(16,708)	—	(16,708)	
Foreign currency translation adjustment (net of tax of $0)	—	—	—	507	507	507
Minimum pension liability adjustment (net of tax benefit of $16,329)	—	—	—	(25,025)	(25,025)	(25,025)
Balance at September 29, 2002	46,454,188	51,127	445,940	(39,379)	457,688	$ 27,465
Exercise of stock options, including tax benefits of $102	146,845	1,824	—	—	1,824	
Shares purchased and retired	(377,800)	(5,202)	—	—	(5,202)	
Net earnings	—	—	59,882	—	59,882	$ 59,882
Dividends ($0.36 a share)	—	—	(16,687)	—	(16,687)	
Foreign currency translation adjustment (net of tax of $0)	—	—	—	1,957	1,957	1,957
Minimum pension liability adjustment (net of tax benefit of $2,739)	—	—	—	(4,197)	(4,197)	(4,197)
Balance at September 28, 2003	46,223,233	47,749	489,135	(41,619)	495,265	$ 57,642
Exercise of stock options, including tax benefits of $643	507,525	8,897	—	—	8,897	
Directors' stock plan	—	(12)	—	—	(12)	
Net earnings	—	—	64,659	—	64,659	$ 64,659
Dividends ($0.40 a share)	—	—	(18,606)	—	(18,606)	
Foreign currency translation adjustment (net of tax of $0)	—	—	—	1,301	1,301	1,301
Minimum pension liability adjustment (net of tax benefit of $515)	—	—	—	(1,794)	(1,794)	(1,794)
Balance at October 3, 2004	46,730,758	$56,634	$535,188	$(42,112)	$549,710	$ 64,166

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
RUDDICK CORPORATION AND SUBSIDIARIES
(dollars in thousands)

	53 Weeks Ended October 3, 2004	52 Weeks Ended September 28, 2003	52 Weeks Ended September 29, 2002
CASH FLOW FROM OPERATING ACTIVITIES:			
Net Income	$ 64,659	$ 59,882	$ 51,983
Non-Cash Items Included in Net Income			
Depreciation and Amortization	77,415	77,237	75,788
Deferred Taxes	(4,736)	96	3,246
Loss on Sale of Property	2,357	6,061	3,495
Other, Net	1,997	8,589	9,072
Decrease (Increase) in Accounts Receivable	(3,681)	1,973	(6,618)
Decrease (Increase) in Inventories	(16,734)	12,242	(12,081)
Decrease (Increase) in Other Current Assets	69	13	(3,550)
Increase (Decrease) in Accounts Payable	(174)	(12,980)	20,984
Increase (Decrease) in Other Current Liabilities	6,639	4,129	1,454
Increase (Decrease) in Certain Other LT Liabilities	7,918	(6,882)	(471)
Net Cash Provided by Operating Activities	135,729	150,360	143,302
INVESTING ACTIVITIES:			
Capital Expenditures	(92,092)	(73,581)	(79,116)
Net Increase in Temporary Investments	(2,129)	(48,823)	(9,520)
Purchase of Other Investments	(31,416)	(22,669)	(4,149)
Cash Proceeds from Sale of Property	12,017	2,669	17,055
COLI, Net	(910)	(2,851)	(1,952)
Other, Net	3,134	(3,702)	141
Net Cash Used in Investing Activities	(111,396)	(148,957)	(77,541)
FINANCING ACTIVITIES:			
Net (Payments on) Proceeds from Short-Term Debt Borrowings	(79)	967	—
Net Repayments of Long-Term Revolver Borrowings	—	—	(900)
Proceeds from Long-Term Borrowings	449	1,164	1,577
Payments on Long-Term Debt	(31,417)	(708)	(5,590)
Dividends Paid	(18,606)	(16,687)	(16,708)
Purchase and Retirement of Common Stock	—	(5,202)	—
Proceeds from Stock Issued and Other, Net	8,677	1,863	1,381
Net Cash Used in Financing Activities	(40,976)	(18,603)	(20,240)
Increase (Decrease) in Cash and Cash Equivalents	(16,643)	(17,200)	45,521
Cash and Cash Equivalents at Beginning of Year	63,222	80,422	34,901
Cash and Cash Equivalents at End of Year	$ 46,579	$ 63,222	$ 80,422
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
CASH PAID DURING THE YEAR FOR:			
Interest	$ 12,727	$ 12,797	$ 12,616
Income Taxes	39,962	29,275	33,401
NON-CASH ACTIVITY:			
Assets Acquired under Capital Leases	8,383	2,689	—

See Notes to Consolidated Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ruddick Corporation and subsidiaries, including its wholly owned operating companies, Harris Teeter, Inc. and American & Efird, Inc., collectively referred to herein as the Company. All material intercompany amounts have been eliminated. To the extent that non-affiliated parties held minority equity investments in joint ventures of the Company, such investments are classified as minority interest.

The Company reviews its investments in entities to determine if such entities are deemed to be variable interest entities (VIE's) as defined by FIN 46 and FIN 46-R. The Company will consolidate those VIE's in which the Company is the primary beneficiary of the entity. As of the fiscal year ended on October 3, 2004, the Company concluded that it does not have any VIE's that required consolidation.

Fiscal Year

The Company's fiscal year ends on the Sunday nearest to September 30. Fiscal year 2004 includes 53 weeks and ended on October 3, 2004. Fiscal years 2003 and 2002 each include 52 weeks, and ended on September 28, 2003, and September 29, 2002, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of consolidated cash flows, the Company considers all highly liquid cash investments purchased with a maturity of three months or less to be cash equivalents.

Temporary Investments

The Company has invested in various municipal and tax-exempt bonds and other similar investments in order to enhance its return on cash balances. The Company selects specific investments based on certain criteria, which include, but are not limited to, suitable liquidity and credit quality requirements. The carrying amount of temporary investments are recorded at their amortized costs which approximates their fair market values.

Inventories

The Company's inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. Foreign inventories and limited categories of domestic inventories are valued on the weighted average and on the first-in, first-out (FIFO) cost methods. Under the LIFO valuation method at Harris Teeter, all retail store inventories are initially stated at estimated cost as calculated by the Retail Inventory Method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories.

Vendor Rebates, Credits and Promotional Allowances

Consistent with standard practices in the retail industry, Harris Teeter receives allowances from vendors through a variety of programs and arrangements. These allowances are generally intended to defray the costs of promotion, advertising and selling the vendor's products. Vendor rebates, credits and other promotional allowances that relate to Harris Teeter's buying and merchandising activities, including lump-sum payments associated with long-term contracts, are recorded as a component of cost of sales as they are earned, the recognition of which is determined in accordance with the underlying agreement with the vendor, the authoritative guidance and completion of the earning process. Portions of vendor allowances that are refundable to the vendor, in whole or in part, by the nature of the provisions of the contract are deferred from recognition until realization is assured.

Harris Teeter recognizes allowances when the purpose for which the vendor funds were intended and committed to be used has been fulfilled and a cost has been incurred by the retailer. Thus, it is the Company's policy to recognize the vendor allowance consistent with the timing of the recognition of the expense that the allowance is intended to reimburse and to determine the accounting classification consistent with the economic substance of the underlying transaction. Where the Company provides an identifiable benefit or service to the vendor apart from the purchase of merchandise, that transaction is recorded separately. For example, co-operative advertising allowances are accounted for as a reduction of advertising expense in the period in which the advertising cost is incurred. If the advertising allowance exceeds the cost of advertising, then the excess is recorded against the cost of sales in the period in which the related expense is recognized.

Vendor allowances for price markdowns are credited to the cost of sales during the period in which the related markdown was taken and charged to the cost of sales. Slotting and stocking allowances received from a vendor to ensure that its products are carried or to introduce a new product at the Company's stores are recorded as a reduction of cost of sales over the period covered by the agreement with the vendor based on the estimated inventory turns of the merchandise to which the allowance applies. Display allowances are recognized as a reduction of cost of sales in the period earned in accordance with the vendor agreement. Volume rebates by the vendor in the form of a reduction of the purchase price of the merchandise reduce the cost of sales when the related merchandise is sold. Generally, volume rebates under a structured purchase program with allowances awarded based on the level of purchases are recognized, when realization is assured, as a reduction in the cost of sales in the appropriate monthly period based on the actual level of purchases in the period relative to the total purchase commitment and adjusted for the estimated inventory turns of the merchandise.

Property and Depreciation

Property is recorded at cost and is depreciated, using principally the straight-line method, over the following useful lives:

Land improvements	10–40 years
Buildings	15–40 years
Machinery and equipment	3–15 years

Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining term of the lease. Assets under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are added to property. The cost and the related accumulated depreciation of assets retired are eliminated from the accounts with gains or losses on disposal being added to or deducted from income. Property categories include $16,911,000 and $14,249,000 of accumulated costs for construction in progress at October 3, 2004 and September 28, 2003, respectively.

Impairment of Long-lived Assets and Closed Store Obligations

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Impairment of Long-Lived Assets," the Company assesses its long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net non-discounted cash flows expected to be generated by the asset.

An impairment loss is recognized for any excess of net book value over the estimated fair value of the asset impaired, and recorded as an offset to the asset value. The fair value is estimated based on expected future cash flows or third party valuations, if available.

The value of property and equipment associated with closed stores and facilities is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions. Management continually reviews its fair value estimates and records impairment charges for assets held for sale when management determines, based on new information which it believes to be reliable, that such charges are appropriate.

The Company records liabilities for closed stores that are under long-term lease agreements. The liability represents an estimate of the present value of the remaining non-cancelable lease payments after the anticipated closing date, net of estimated subtenant income. The closed store liabilities usually are paid over the lease terms associated with the closed stores, unless settled earlier. Harris Teeter management estimates the subtenant income and future cash flows based on its historical experience and knowledge of (1) the market in which the store is located, (2) the results of its previous efforts to dispose of similar assets and (3) the current economic conditions.

Investments

The Company or its Harris Teeter subsidiary holds financial investments in certain developments, with a managing partner or partners, in which Harris Teeter, Inc. either operates or plans to operate a supermarket. American & Efird has investments in various non-consolidated foreign entities in which they hold a minority interest and a 50% ownership interest in a joint venture in China. These investments, depending on the state of development, are accounted for either under the equity method of accounting or at cost. In prior years the Company made loans to and equity investments in a number of emerging growth companies, primarily through investments in certain venture capital funds. Real estate and other investments are carried at the lower of cost or market and are periodically reviewed for potential impairment in accordance SFAS No. 144 "Impairment of Long-Lived Assets."

Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and certain other intangibles with indefinite lives are no longer amortized, but instead are tested for impairment at least annually, or more frequently, if circumstances indicate a potential impairment. Intangible assets with finite, measurable lives continue to be amortized over their respective useful lives until they reach their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Self-Insurance

The Company is self-insured for most U.S. workers compensation claims, healthcare claims, and general liability and automotive liability losses. The Company has purchased insurance coverage in order to establish certain limits to its exposure on a per claim basis. The Company determines the estimated reserve required for U.S. worker compensation claims, general liability and automotive liability by first analyzing the costs of claims incurred and then adjusts such estimates by development factors from published insurance industry sources. The estimated total expected costs of claims incurred is discounted to present values using an appropriate discount factor.

The Company records an accrual for the estimated amount of self-insured healthcare claims incurred by all participants but not yet reported. These reserves are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Derivatives

The Company does not enter into derivative financial instruments for trading purposes. Derivative instruments (including certain derivative instruments embedded in other contracts) entered into in the normal course of business were not significant during any of the periods presented.

Revenue Recognition

The Company recognizes revenue from retail operations at the point of sale to its customers and from manufacturing operations at the point of shipment to its customers, based on shipping terms.

Cost of Sales

The major components of cost of sales in the textile manufacturing and distribution segment are (a) the materials and supplies, labor costs and overhead costs associated with the manufactured products sold, (b) the purchased cost of products bought for resale, (c) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories, (d) the freight costs incurred to deliver the products to the customer from the point of sale, and (e) all other costs required to be classified as cost of sales under authoritative accounting pronouncements.

The major components of cost of sales in the retail supermarket segment are (a) the cost of products sold determined under the Retail Inventory Method (see "Inventories" above) reduced by purchase cash discounts and vendor purchase allowances and rebates, (b) the cost of various sales promotional activities reduced by vendor promotional allowances, and reduced by cooperative advertising allowances to the extent an advertising allowance exceeds the cost of the advertising, (c) the cost of product waste, including, but not limited to, physical waste and theft, (d) the cost of product distribution, including warehousing, freight and delivery, and (e) any charges, or credits, associated with LIFO reserves and reserves for obsolete and slow moving inventories. Additionally, the costs of production of product sold by the dairy operation to outsiders are included in cost of sales in the period in which the sales are recognized in revenues.

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses in the textile manufacturing and distribution segment are (a) the costs of maintaining a sales force including compensation, incentive compensation, benefits, office and occupancy costs, travel and all other costs of the sales force, (b) shipping and handling costs, excluding freight, (c) the costs of advertising, customer service, sales support and other similar costs, and (d) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, training, marketing, and environmental, health and safety, to the extent that such overhead activities are not allocable to indirect manufacturing costs in cost of sales under generally accepted accounting principles.

The major components of selling, general and administrative expenses in the retail supermarket segment are (a) the costs associated with store operations, including store labor and training, fringe benefits and incentive compensation, supplies and maintenance, regional and district management and store support, store rent and other occupancy costs, property management and similar costs, (b) advertising costs, (c) shipping and handling costs, excluding freight, warehousing and distribution costs, (d) merchandising and purchasing department staffing, supplies and associated costs, (e) customer service and support, and (f) the costs of maintaining general and administrative support functions, including, but not limited to, personnel administration, finance and accounting, treasury, credit, information systems, marketing, and environmental, health and safety, based on appropriate classification under generally accepted accounting principles.

The major components of selling, general and administrative expenses in the corporate segment are (a) the costs associated with a portion of compensation and benefits of holding company employees, and (b) certain other costs that are not related to the operating companies.

Advertising

Costs incurred to produce media advertising are expensed in the period in which the advertising first takes place. All other advertising costs are also expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred and amounted to $1,440,000, $1,634,000 and $1,262,000 in fiscal 2004, 2003 and 2002, respectively. Net advertising expenses of $22,731,000, $22,894,000, and $22,715,000 were included in the Company's results of operations for fiscal 2004, 2003 and 2002, respectively.

Foreign Currency

Assets and liabilities of foreign operations are translated at the current exchange rates as of the end of the accounting period, and revenues and expenses are translated using average exchange rates. The resulting translation adjustments are accumulated as a component of other comprehensive income in equity.

Income Taxes

Ruddick and its subsidiaries file a consolidated federal income tax return. Tax credits are recorded as a reduction of income taxes in the years in which they are generated. Deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted.

Earnings Per Share ("EPS")

Basic EPS is based on the weighted average outstanding common shares. Diluted EPS is based on the weighted average outstanding common shares adjusted by the dilutive effect of stock options.

Stock Options

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," the Company continues to record compensation cost for stock option plans in accordance with Accounting Principles Board Opinion No. 25. Accordingly, compensation cost of stock options is measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital stock.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in stockholders' equity. The accumulated components of other comprehensive income, net of taxes at October 3, 2004 were additional minimum pension liability of $42,099,000 and foreign currency translation adjustments of $13,000.

Reclassifications

To conform with classifications adopted in the current year, the financial statements for the prior year reflect certain reclassifications, which have no effect on net income.

New Accounting Standards

The Company has adopted various new accounting standards that became effective during fiscal 2004. The adoption of the new standards did not have a material impact on the Company's results of operations, financial position or cash flows in the reported periods.

In January 2003 and December 2003, the FASB issued FIN 46 and FIN 46-R, respectively. FIN 46 and FIN 46-R address the consolidation of entities whose equity holders have either (a) not provided sufficient equity at risk to allow the entity to finance its own activities or (b) do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities ("VIE's") by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46 and FIN 46-R apply immediately to variable interests in VIE's created or obtained after January 31, 2003. For variable interest in a VIE created before February 1, 2003, FIN 46 and FIN 46-R apply to VIE's no later than the end of the first reporting period ending after March 15, 2004. Based on management's review of the Company's various investments, management has concluded that the Company does not have any VIE's that require consolidation.

In November 2003 the Emerging Issues Task Force ("EITF") confirmed as a consensus EITF Issue No. 03-10, "Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"). EITF 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. The Company's accounting policies related to vendor coupons and reimbursements are in accordance with the requirements of EITF 03-10. The adoption of this pronouncement had no material impact on the Company's results of operations, financial position or cash flows in the reported periods.

In December 2003 the FASB issued SFAS No. 132, (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures regarding employers' pension plans and other postretirement benefit plans in annual and interim reports. Additional disclosures are required for assets, obligations, cash flows, and net periodic benefit costs (refer to Note captioned "Employee Benefit Plans"). The adoption of this Statement required disclosures only and did not impact the Company's results of operations, financial position or cash flows.

INVENTORIES

Inventories are valued at the lower of cost or market with the cost of substantially all domestic U.S. inventories being determined using the last-in, first-out (LIFO) method. The LIFO cost of such inventories was $15,706,000 and $18,012,000 less than the first-in, first-out (FIFO) cost method at October 3, 2004 and September 28, 2003, respectively. Foreign inventories and limited categories of domestic inventories, totaling $61,782,000 for fiscal 2004 and $54,203,000 for fiscal 2003, are valued on the weighted average and on the FIFO cost methods. At October 3, 2004 (September 28, 2003) the value of finished goods inventory was $206,521,000 ($193,779,000), work in progress was $5,211,000 ($4,002,000) and raw materials and supplies were $19,124,000 ($16,341,000).

GOODWILL

Goodwill is recorded by the Company's American & Efird textile subsidiary. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has reviewed goodwill for possible impairment, and as a result, there was no impairment charge required in fiscal years 2004 and 2003. Amortization of goodwill during fiscal 2002 impacted operating profit (net income, EPS) by $924,500 ($570,000, $0.01 per diluted share).

INTANGIBLE ASSETS

The carrying amount of intangible assets at October 3, 2004 and September 28, 2003 was as follows (in thousands):

	2004	2003
Non-Amortizing Intangibles — Pension related intangible assets	$3,318	$3,407
Amortizing Intangibles — Customer lists, trademarks and other contracts	2,916	1,108
	$6,234	$4,515

Amortizing intangibles are recorded by the Company's American & Efird textile subsidiary, and the non-amortizing intangibles are recorded by the respective corporate and subsidiary companies. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has reviewed non-amortizing intangible assets for possible impairment, and as a result, there have been no impairment charges required.

COMPANY OWNED LIFE INSURANCE (COLI)

The Company has purchased life insurance policies to fund its obligations under certain benefit plans for officers, key employees and directors. The cash surrender value of these policies is recorded net of policy loans and included with other long-term assets in the Company's consolidated balance sheets. The cash value of the Company's life insurance policies were $44,115,000 at October 3, 2004 and $44,793,000 at September 28, 2003, and no policy loans were outstanding at either date.

IMPAIRMENT AND EXIT COSTS

During the first half of fiscal 2004 the Company recorded pre-tax charges of $384,000 ($238,000 after tax benefits) related to severance costs paid in connection with the closing of A&E's thread yarn spinning plant in Maiden, North Carolina.

During fiscal 2003 the Company recorded a pre-tax charge of $580,000 ($360,000 after income tax benefits) related to the announced closing of A&E's thread yarn spinning plant in Maiden, North Carolina, which occurred in the first quarter of fiscal 2004. The charge related to the impairment of the manufacturing plant being closed.

During fiscal 2002, the Company's textile subsidiary, American & Efird (A&E), recorded a pre-tax charge of $7,823,000 ($4,825,000 after income taxes) for exit and impairment costs related to the consolidation of industrial thread dyeing and finishing operations into its plant in Mt. Holly, North Carolina and the closing of its dyeing and finishing operations in Gastonia, North Carolina. The pre-tax charge was composed of $7,443,000 for the impairment of the building, machinery, and equipment and $380,000 for the costs of severance benefits (which were settled by the end of fiscal 2003).

LEASES

The Company leases certain equipment under agreements expiring during the next 7 years. Harris Teeter leases most of its stores under leases that expire during the next 28 years. It is expected that such leases will be renewed by exercising options or replaced by leases of other properties. Most store leases provide for additional rentals based on sales, and certain store facilities are sublet under leases expiring during the next 15 years. Certain leases also contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term. Rent expense for the fiscal years was as follows (in thousands):

	2004	2003	2002
Minimum, net of sublease income	$64,369	$65,333	$67,932
Contingent	1,204	1,215	1,329
Total	$65,573	$66,548	$69,261

Future minimum lease commitments (excluding leases assigned — see below) and total minimum sublease rental income to be received under non-cancelable subleases at October 3, 2004 were as follows (in thousands):

	Operating Leases	Subleases	Capital Leases
2005	$ 64,887	$ (1,895)	$ 1,551
2006	65,842	(1,798)	1,405
2007	64,295	(1,725)	1,419
2008	63,351	(1,430)	1,433
2009	62,223	(901)	1,448
Later years	596,417	(5,792)	25,426
Total minimum lease obligations (receivables)	$917,015	$(13,541)	32,682
Amount representing interest			(21,620)
Present value of net minimum obligation (included with long-term debt)			$ 11,062

In connection with the closing of certain store locations, Harris Teeter has assigned leases to other merchants with recourse. These leases expire over the next 17 years and the future minimum lease payments totaling $93,535,000 over this period have been assumed by these merchants.

LONG-TERM DEBT

Long-term debt at October 3, 2004 and September 28, 2003 was as follows (in thousands):

	2004	2003
6.48% Senior Note due $7,143 annually March, 2005 through 2011	$ 50,000	$ 50,000
7.72% Senior Note due April, 2017	50,000	50,000
7.55% Senior Note due July, 2017	50,000	50,000
Lease financing obligation, variable interest rate, paid off March, 2004	—	30,364
Capital lease obligations	11,062	3,044
Other obligations	5,225	5,687
Total	166,287	189,095
Less current portion	8,648	31,596
Total long-term debt	$157,639	$157,499

Long-term debt maturities (including capital lease obligations) in each of the next five fiscal years are as follows: 2005 — $8,648,000; 2006 — $8,393,000; 2007 — $8,124,000; 2008 — $7,936,000; 2009 — $7,752,000.

In the second quarter of 2004, the Company exercised its option to purchase certain real property of primarily three Harris Teeter stores, which were maintained under a leasing arrangement, for $30.4 million. The lease arrangement, with an original expiration date of September 13, 2004, was between the Company and a non-related national bank as owner-trustee and two additional banks as lenders. The total financing costs for these properties was $214,000 in fiscal 2004 and $547,000 in fiscal 2003.

In 2002, the Company and three banks entered into a new revolving credit facility for an aggregate amount of up to $100 million to replace an existing credit facility. Borrowings and repayments under this revolving credit facility are of the same nature as short-term credit lines. During the period from inception to October 3, 2004, there have been no borrowings under the credit facility. The facility has a maturity of three years, plus two annual extensions of one year each if then granted by the banks. As of October 3, 2004, the three banks granted the two annual extensions of the credit facility and thereby established a maturity date of May 14, 2007. The amount which may be borrowed from time to time and the interest rate on any outstanding borrowings are each dependent on a leverage factor. The leverage factor is based on a ratio of rent-adjusted consolidated funded debt divided by earnings before interest, taxes, depreciation, amortization and operating rents as those terms are defined in the credit agreement. The more significant of the financial covenants which the Company must meet during the term of the credit agreement include a maximum leverage ratio, minimum fixed charge coverage ratio and tangible net worth requirements. As of October 3, 2004, the Company was in compliance with all financial covenants. The Company is charged a variable commitment fee based on the unused balance net of trade and standby letters of credit which were $21,181,000 at October 3, 2004. The commitment fee rate based on the net unused balance was 0.225%, 0.25% and 0.25% for fiscal 2004, 2003 and 2002, respectively.

In fiscal 2002, the amount outstanding on the previous credit facility was $900,000 from the beginning of the year through the repayment date in May, 2002. The daily weighted average interest rate (a variable rate related to the current published CD rate) was 2.4% through the repayment date in fiscal 2002. A commitment fee of 0.15% of the unused line was charged during 2002.

As indicated above, various loan agreements provide, among other things, for the maintenance of minimum levels of consolidated tangible net worth, as defined in the respective agreements. The required minimum consolidated net worth, as defined under the most restrictive provision, was approximately $460.6 million as of October 3, 2004. Consolidated tangible net worth, as defined, exceeded this required minimum by approximately $78.0 million as of October 3, 2004. Future required minimum consolidated tangible net worth is subject to annual increases of 40% of consolidated net income for such year.

Total interest expense on debt and capital lease obligations was $12,938,000, $12,373,000 and $12,135,000 in 2004, 2003 and 2002, respectively.

FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.

The carrying amounts for certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The fair value of variable interest debt is equal to its carrying amount. The estimated fair value of the Company's significant fixed interest debt obligations ($150 million of Senior Notes due at various dates through 2017) outstanding as of October 3, 2004 was $170,663,000 as compared to its carrying amount of $150,000,000. This estimated fair value is computed based on borrowing rates currently available to the Company for loans with similar terms and maturities.

CAPITAL STOCK

The capital stock of the Company authorized at October 3, 2004 was 75,000,000 shares of no par value Common Stock, 4,000,000 shares of Preference Stock (non-cumulative voting $0.56 convertible Preference Stock, $10 liquidation value), and 1,000,000 shares of Additional Preferred Stock. No shares of Preference Stock or Additional Preferred Stock were issued or outstanding at October 3, 2004.

One preferred share purchase right is attached to each outstanding share of common stock, which rights expire on November 16, 2010. Each right entitles the holder to purchase one one-hundredth of a share of a new Series A Junior Participating Additional Preferred Stock for $60. The rights will become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial portion of the Company's common stock. If certain additional events then occur, each right would entitle the rightholder to acquire common stock of the Company, or in some cases of an acquiring entity, having a value equal to twice the exercise price. Under certain circumstances the Board of Directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each qualifying right or may redeem each right at a price of $0.01. There are 600,000 shares of Series A Junior Participating Additional Preferred Stock reserved for issuance upon exercise of the rights.

The Board of Directors adopted a stock buyback program in 1996, authorizing, at management's discretion, the Company to purchase and retire up to 10% of the then outstanding shares of the Company's common stock for the purpose of preventing dilution as a result of the operation of the Company's stock option plans. The stock purchases are effected from time to time and it is not expected that the Company will purchase a material number of shares in any quarterly or annual fiscal period. During fiscal 2003, the Company purchased and retired 377,800 shares at a total cost of $5,202,000, or an average price of $13.77 per share. There were no stock purchases during fiscal 2004 or 2002.

STOCK OPTIONS

At October 3, 2004, the Company has 1988, 1993, 1995, 1997, 2000 and 2002 stock option plans, which were approved by the Company's shareholders and authorized options for 6,300,000 shares of common stock. Under the plans, the Company may grant to officers and management personnel incentive stock options which generally become exercisable in installments of 20% per year at each of the first through fifth anniversaries from grant date and which expire seven years from grant date. Under certain stock option plans, the Company may grant incentive stock options to employees or nonqualified stock options to employees and outside directors. Historically and pursuant to the terms of certain plans, the Company grants a single, one-time nonqualified stock option of 10,000 shares, generally vested immediately, to each of its outside directors at the time of their initial election to the Board. Under each of the stock option plans, the exercise price of each stock option shall be no less than the market price of the Company's stock on the date of grant, and an option's maximum term is ten years. At the discretion of the Company, under certain plans a stock appreciation right may be granted and exercised in lieu of the exercise of the related option (which is then forfeited). The plans also allow the Company to grant stock awards such as performance shares and restricted stock. Under the plans, as of October 3, 2004 the Company may grant additional options or stock awards for the purchase of 1,995,000 shares.

A summary of the status of the Company's stock option plans as of October 3, 2004, September 28, 2003 and September 29, 2002, changes during the years ending on those dates and related weighted average exercise price is presented below (shares in thousands):

	2004		2003		2002	
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	2,279	$16.07	2,089	$16.15	1,797	$15.88
Granted	622	16.89	464	14.44	575	15.84
Exercised	(530)	16.33	(163)	11.98	(161)	11.17
Forfeited	(42)	16.18	(111)	16.75	(122)	17.43
Outstanding at end of year	2,329	$16.23	2,279	$16.07	2,089	$16.15
Options exercisable at year end	972	$17.08	1,138	$17.21	933	$16.77

The following table summarizes options outstanding and options exercisable as of October 3, 2004, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

	Options Outstanding			Options Exercisable	
Option Price per Share	Shares Outstanding	Remaining Life	Price	Shares Exercisable	Price
$11.50 to $15.58	651	4.6	$13.43	216	$13.05
15.58 to 16.88	1,038	5.6	16.43	169	15.93
16.88 to 20.28	640	1.8	18.76	587	18.89
$11.50 to $20.28	2,329	4.3	16.23	972	17.08

The weighted average fair value at date of grant for options granted during fiscal 2004, 2003 and 2002 was $4.00, $3.50 and $4.09 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2004	2003	2002
Expected life (years)	5.4	5.1	5.1
Risk-free interest rate	3.25%	3.14%	3.71%
Volatility	27.63%	29.61%	30.33%
Dividend yield	2.33%	2.30%	2.30%

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Accordingly, no compensation cost has been recognized for the stock options granted in fiscal 2004, 2003 or 2002. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of these statements, the Company's pro forma net income and basic and diluted net income per share would have been as follows (in thousands, except per share data):

	2004	2003	2002
Net Income — as reported	$64,659	$59,882	$51,983
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of taxes	(1,136)	(991)	(1,031)
Net Income — proforma	$63,523	$58,891	$50,952
Net Income Per Share —			
Basic — as reported	$ 1.39	$ 1.29	$ 1.12
— pro forma	1.37	1.27	1.10
Diluted — as reported	1.38	1.29	1.12
— pro forma	1.36	1.27	1.09

The pro forma effect on net income for prior years is not necessarily representative of the pro forma effect on net income in future years.

INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

	2004	2003	2002
CURRENT			
Federal	$31,928	$22,845	$21,832
State and other	9,313	9,269	4,531
	41,241	32,114	26,363
DEFERRED			
Federal	(2,609)	1,357	2,514
State and other	(2,127)	(1,261)	732
	(4,736)	96	3,246
Provision for income taxes	$36,505	$32,210	$29,609

Income from foreign operations before income taxes in fiscal 2004, 2003 and 2002 was $4,724,000, $4,207,000 and $1,010,000, respectively. Income taxes provided for income from foreign operations in fiscal 2004, 2003 and 2002 was $1,576,000, $1,546,000 and $699,000, respectively, including the minority interest in such taxes.

Income tax expense differed from an amount computed by applying the statutory tax rates to pre-tax income as follows (in thousands):

	2004	2003	2002
Income tax on pre-tax income at the statutory federal rate of 35%	$35,407	$32,232	$28,557
Increase (decrease) attributable to:			
State and other income taxes, net of federal income tax benefit	4,663	3,512	3,486
Employee Stock Ownership Plan (ESOP)	(1,404)	(1,065)	(843)
COLI	(1,388)	(974)	(943)
Other items, net	(773)	(1,495)	(648)
Income tax expense	$36,505	$32,210	$29,609

The tax effects of temporary differences giving rise to the Company's consolidated deferred tax assets and liabilities at October 3, 2004 and September 28, 2003 are as follows (in thousands):

	2004	2003
Deferred Tax Assets (no valuation allowance considered necessary):		
Employee benefits	$ 20,868	$ 20,501
Reserves not currently deductible	13,111	14,376
Vendor allowances	5,795	6,322
Rent obligations	12,198	9,502
Other	3,456	2,614
Total deferred tax assets	$ 55,428	$ 53,315
Deferred Tax Liabilities:		
Property, plant and equipment	$(57,540)	$(57,953)
Undistributed earnings of foreign subsidiaries	(3,915)	(4,859)
Other	(5,753)	(7,534)
Total deferred tax liabilities	$(67,208)	$(70,346)

Undistributed earnings of the Company's foreign subsidiaries amount to approximately $23.2 million at October 3, 2004. Of those earnings, approximately $12.8 million are considered to be indefinitely reinvested and accordingly, no provision for U.S. federal and state income taxes is required to be provided thereon. If those earnings were distributed, the Company would be subject to U.S. federal taxes and withholding taxes payable to the various foreign countries of approximately $4.8 million (less any applicable U.S. foreign tax credits).

INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two businesses: industrial thread (textile primarily) — American & Efird, and retail grocery (including the real estate and store development activities of the Company) — Harris Teeter. American & Efird primarily manufactures sewing thread for the apparel and other markets. Harris Teeter operates a regional chain of supermarkets. The Company evaluates performance of its two businesses utilizing various measures which are based on operating profit.

Summarized financial information for fiscal 2004, 2003 and 2002 is as follows (in millions):

	Industrial Thread	Retail Grocery	Corporate(1)	Consolidated
2004				
Net Sales	$296.2	$2,572.4		$2,868.6
Gross Profit	77.6	755.9		833.5
Operating Profit (Loss)	13.1	104.4	$ (5.1)	112.4
Assets Employed at Year End	265.1	697.5	149.4	1,112.0
Depreciation and Amortization	17.5	58.5	1.4	77.4
Capital Expenditures	8.1	83.9	0.1	92.1
2003				
Net Sales	$293.1	$2,431.6		$2,724.7
Gross Profit	73.9	703.2		777.1
Operating Profit (Loss)	13.6	93.6	$ (5.1)	102.1
Assets Employed at Year End	259.1	660.1	148.0	1,067.2
Depreciation and Amortization	17.9	57.8	1.5	77.2
Capital Expenditures	9.2	64.4	—	73.6
2002				
Net Sales	$294.5	$2,349.7		$2,644.2
Gross Profit	77.1	677.7		754.8
Operating Profit (Loss)	12.5	88.8	$ (7.5)	93.8
Assets Employed at Year End	279.4	684.4	75.1	1,038.9
Depreciation and Amortization	19.4	55.0	1.4	75.8
Capital Expenditures	7.8	66.6	4.7	79.1

(1) Corporate Operating Profit (Loss) includes a portion of compensation and benefits of holding company employees and certain other costs that are not related to the operating companies. Operating profit of the operating companies include all direct expenses and the common expenses incurred by the holding company on behalf of its operating subsidiaries. Corporate Assets Employed include property, equipment, cash and investment assets, and net cash surrender value of Company-owned life insurance.

Geographic information for the Company's fiscal years is based on the operating locations where the items were produced or distributed as follows (in thousands):

	2004	2003	2002
Net Revenues — Domestic United States	$2,711,164	$2,572,987	$2,506,805
Net Revenues — Foreign	157,433	151,752	137,393
	$2,868,597	$2,724,739	$2,644,198
Net Long-Lived Assets — Domestic United States	$ 519,862	$ 505,102	$ 511,562
Net Long-Lived Assets — Foreign	31,252	32,924	30,836
	$ 551,114	$ 538,026	$ 542,398

EMPLOYEE BENEFIT PLANS

Substantially all domestic full-time employees of the Company and its subsidiaries participate in non-contributory defined benefit pension plans. Employees in foreign subsidiaries participate to varying degrees in local pension plans, which, in the aggregate, are not significant. The Company also has an unfunded, non-qualified supplemental executive retirement plan for certain officers. Employee retirement benefits under the various plans are a function of both the years of service and compensation for a specified period of time before retirement. The Company's current funding policy for its qualified pension plans is to contribute annually the amount required by regulatory authorities to meet minimum funding requirements and an amount to increase the funding ratios over future years to a level determined by its actuaries to be effective in reducing the volatility of contributions.

The Company uses September 30th as the measurement date for its Company-sponsored defined benefit pension plans.

The following table sets forth the change in benefit obligation and plan assets, as well as the defined benefit plans' funded status and amounts recognized in the Company's consolidated balance sheets at October 3, 2004 and September 28, 2003 for the pension plan and the supplemental retirement plan (in thousands):

	Pension Plan		Supplemental Plan	
	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at the beginning of year	$220,078	$189,649	$ 23,402	$ 19,747
Service cost	10,947	8,982	481	552
Interest cost	13,260	12,188	1,329	1,327
Plan change	—	—	258	—
Actuarial loss	14,490	17,754	1,996	2,921
Benefits paid	(8,104)	(8,495)	(1,261)	(1,145)
Pension benefit obligation at end of year	250,671	220,078	26,205	23,402
Change in plan assets:				
Fair value of assets at the beginning of year	148,949	120,631	—	—
Actual return on plan assets	12,838	15,857	—	—
Employer contribution	22,200	22,000	1,261	1,145
Benefits paid	(8,104)	(8,495)	(1,261)	(1,145)
Non-investment expenses	(1,325)	(1,044)	—	—
Fair value of assets at end of year	174,558	148,949	—	—
Funded status	(76,113)	(71,129)	(26,205)	(23,402)
Unrecognized net actuarial loss	102,780	93,631	8,421	6,762
Unrecognized prior service cost	1,169	1,384	2,149	2,023
Prepaid (accrued) benefit cost	$ 27,836	$ 23,886	$(15,635)	$(14,617)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Accrued benefit liability	$ (40,924)	$ (42,170)	$(19,104)	$(18,571)
Intangible pension asset	1,169	1,384	2,149	2,023
Accumulated other comprehensive income	67,591	64,672	1,320	1,931
Net amount recognized	$ 27,836	$ 23,886	$(15,635)	$(14,617)

The Company's pension plans had accumulated benefit obligations in excess of the fair value of plan assets. Selected information concerning these plans is a follows (in thousands):

	Pension Plan		Supplemental Plan	
	2004	2003	2004	2003
Projected benefit obligation	$250,671	$220,078	$26,205	23,402
Accumulated benefit obligation	215,482	191,119	19,105	18,571
Fair value of plan assets	174,558	148,949	—	—

A minimum pension liability adjustment is required when the accumulated benefit obligation exceeds the fair value of plan assets and accrued pension liabilities. This adjustment also requires the elimination of any previously recorded pension assets. The minimum liability adjustment, less allowable intangible assets, net of tax benefit, is reported as a component of other comprehensive income and included in the Statements of Consolidated Stockholders' Equity and Comprehensive Income.

Net periodic pension expense for defined benefit plans for fiscal 2004, 2003 and 2002 included the following components (in thousands):

	Pension Plan		
	2004	2003	2002
Service cost	$ 10,947	$ 8,982	$ 6,787
Interest cost	13,260	12,188	11,323
Expected return on plan assets	(13,229)	(11,976)	(10,831)
Amortization of prior service cost	215	168	243
Recognized net actuarial loss	7,056	4,203	1,665
Net periodic pension expense	$ 18,249	$ 13,565	$ 9,187

	Supplemental Plan		
	2004	2003	2002
Service cost	$ 481	$ 552	$ 367
Interest cost	1,329	1,327	1,378
Amortization of prior service cost	133	131	134
Recognized net actuarial loss	337	202	557
Net periodic pension expense	$ 2,280	$ 2,212	$ 2,436

Net periodic pension expense for defined benefit plans is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. The following table summarizes the assumptions utilized:

	2004	2003	2002
Weighted Average Discount Rate (both Plans)	5.75%	6.00%	6.50%
Rate of Increase in Future Payroll Costs:			
Pension Plan	3.5%–4.0%	3.5%–4.0%	3.5%–4.0%
Supplemental Plan	6.0%	6.0%	6.0%
Assumed Long-Term Rate of Return on Assets (Pension Plan only)	8.25%	8.25%	8.25%

Discount rates are based on the expected timing and amounts of the expected employer paid benefits. Expected long-term return on plan assets is estimated by asset class and is generally based on historical returns, volatilities and risk premiums. Based upon the plan's asset allocation, composite return percentiles are developed upon which the plan's expected long-term is based.

The supplemental plan is unfunded, with benefit payments being made from the Company's general assets. Assets of the pension plan are invested in directed trusts. Assets in the directed trusts as of the fiscal year end were invested as follows:

Asset Class	2004	2003
Fixed income	38.6%	46.0%
Large cap domestic equities	33.4	35.0
Small cap domestic equities	11.2	11.2
International equities	5.7	5.4
Tactical asset allocation fund	8.7	—
Guaranteed investment contracts	0.8	0.9
Cash equivalents	1.6	1.5
	100%	100%

Investments in the pension trust are overseen by the Retirement Plan Committee which is made up of officers of the company and directors. The plan assets are split into two segments: the Strategic Allocation segment over which the Committee will retain responsibility for directing and monitoring asset allocation, and the Tactical Allocation segment which will be directed by an appropriate advisor selected by the Committee. The Tactical Allocation assets are targeted at approximately 8% of total plan assets.

The Company has developed an Investment Policy Statement based on the need to satisfy the long-term liabilities of the Company's pension plan. The Company seeks to maximize return with reasonable and prudent levels of risk. Risk management is accomplished through diversification across asset classes, multiple investment manager portfolios and both general and portfolio-specific investment guidelines. Asset guidelines for the Strategic Allocation segment (or approximately 92% of the plan assets) are as follows:

Asset Class	Minimum Exposure	Target	Maximum Exposure
Investment grade fixed income and cash equivalents	40.0%	50.0%	60.0%
Domestic equities:	35.0	45.0	55.0
Large cap value	5.0	15.0	25.0
Large cap growth	3.0	8.0	18.0
Large cap core	6.0	12.0	18.0
Small cap value	0.0	5.0	10.0
Small cap growth	0.0	5.0	10.0
International equities:	0.0	5.0	10.0
International growth	0.0	2.5	5.0
International value	0.0	2.5	5.0

Managers are expected to generate a total return consistent with their philosophy, offer protection in down markets and achieve a rate of return which ranks in the top 40% of a universe of similarly managed portfolios and outperforms a target index, net of expenses, over rolling three year periods.

The Investment Policy Statement contains the following guidelines:

- Categorical restrictions such as limiting the average weighted duration of fixed income investments, limiting the aggregate amount of American Depository Receipts (ADRs), no direct foreign currency speculation, limited foreign exchange contracts, and limiting the use of derivatives;
- Portfolio restrictions that address such things as investment restrictions, proxy voting, and brokerage arrangements; and
- Asset class restrictions that address such things as single security or sector concentration, capitalization limits and minimum quality standards.

Since the Company's supplemental plan is unfunded, the contributions to this plan is equal to the benefit payments made during the year. The Company expects to contribute $20.0 million for the pension plan and approximately $1.3 million for the supplemental plan during fiscal 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the Company's defined benefit pension plans (in thousands):

	Pension Plan	Supplemental Plan
2005	$ 8,541	$1,294
2006	9,112	1,339
2007	9,767	1,326
2008	10,534	1,310
2009	11,268	1,293
Years 2010–2014	73,151	7,293

The Company also has an Employee Stock Ownership Plan ("ESOP") for eligible employees. Under the ESOP the Company provides cash contributions, as determined by the Board of Directors, to a trust for the purpose of purchasing shares of the Company's common stock on the open market. Such contributions are based on the Company's net income for the fiscal year as a percentage of average shareholders' equity. The total amount contributed is comprised of a base contribution of 1.5% of participants' eligible compensation and an additional contribution of up to 3.5% of eligible compensation. At October 3, 2004, approximately 17% of the Company's common shares outstanding were owned by employees as participants in the ESOP.

The Company also sponsors the Ruddick Savings Plan which is a defined contribution retirement plan that was authorized for the purpose of providing retirement benefits for employees of the Company. The Ruddick Savings Plan is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. The Company provides a matching contribution based on the amount of eligible compensation contributed by the associate.

The Company has certain deferred compensation arrangements which allow, or allowed in prior years, its directors, officers and selected key management personnel to forego the receipt of earned compensation for specified periods of time. These arrangements include (1) a directors' compensation deferral plan, funded in a rabbi trust, the benefit and payment under such plan being determined by the Company's common stock, (2) a key management deferral plan, unfunded, the benefit liability under such plan determined on the basis of the performance of selected market investment indices, and (3) other compensation deferral arrangements, unfunded and only available to directors and select key management in prior years, the benefit liability for which is determined based on fixed rates of interest.

The Company's textile subsidiary maintains a profit sharing plan for most of its domestic employees. American & Efird provides discretionary cash contributions, as determined by its management and board based on annual profitability measures, to a trust for the benefit of the participants, who may elect to withdraw such benefit at any time.

Expenses under the ESOP, as well as the profit sharing, deferred compensation and other plans, were as follows (in thousands):

	2004	2003	2002
ESOP	$8,717	$7,371	$8,059
Profit sharing and other	3,791	3,518	8,573

COMPUTATION OF EARNINGS PER SHARE (EPS)

The following table details the computation of EPS for fiscal 2004, 2003 and 2002 (in thousands except per share data):

	2004	2003	2002
Basic EPS:			
Net income	$64,659	$59,882	$51,983
Weighted average common shares outstanding	46,489	46,385	46,402
Basic EPS	$ 1.39	$ 1.29	$ 1.12
Diluted EPS:			
Net income	$64,659	$59,882	$51,983
Weighted average common shares outstanding	46,489	46,385	46,402
Potential common share equivalents	362	78	176
Weighted average common shares outstanding	46,851	46,463	46,578
Diluted EPS	$ 1.38	$ 1.29	$ 1.12
Calculation of potential common share equivalents:			
Options to purchase potential common shares	2,007	805	1,118
Potential common shares assumed purchased	(1,645)	(727)	(942)
Potential common share equivalents	362	78	176
Calculation of potential common shares assumed purchased with potential proceeds:			
Potential proceeds from exercise of options to purchase common shares	$31,482	$10,585	$15,329
Common stock price used under the treasury stock method	$ 19.14	$ 14.55	$ 16.27
Potential common shares assumed purchased	1,645	727	942

Outstanding options to purchase shares excluded from potential common share equivalents (option price exceeded the average market price during the period) amounted to 512,000 shares, 1,511,000 shares and 1,008,000 shares for the years ended October 3, 2004, September 28, 2003 and September 29, 2002, respectively.

COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits and environmental and patent matters arising in the normal course of business. Management believes that such matters will not have a material effect on the financial condition or results of operations of the Company.

See "Leases" above in this Item 8 for additional commitments and contingencies.

QUARTERLY INFORMATION (UNAUDITED)

The Company's stock is listed and traded on the New York Stock Exchange. The following table sets forth certain financial information, the high and low sales prices and dividends declared for the common stock for the periods indicated (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004 Operating Results				
Net Sales	$692.4	$700.8	$702.7	$772.7
Gross Profit	196.0	207.3	206.1	224.1
Net Income(1)	13.8	15.9	17.0	17.9
Net Income Per Share	0.30	0.34	0.36	0.38
Dividend Per Share	0.10	0.10	0.10	0.10
Market Price Per Share				
High	17.99	20.48	22.27	22.45
Low	15.50	17.66	19.52	18.56
2003 Operating Results				
Net Sales	$678.4	$685.2	$685.0	$676.1
Gross Profit	191.8	196.1	194.0	195.2
Net Income(2)	13.0	14.4	16.1	16.4
Net Income Per Share(2)	0.28	0.31	0.35	0.35
Dividend Per Share	0.09	0.09	0.09	0.09
Market Price Per Share				
High	16.06	14.30	16.00	17.22
Low	13.40	11.95	12.30	15.49

(1) Includes the effects of pre-tax exit and impairment costs totaling $384,000 ($238,000 after tax benefits) in the first quarter of 2004 as more fully described in the note "Impairment and Exit Costs."

(2) Includes the effects of pre-tax exit and impairment costs totaling $580,000 ($360,000 after tax benefits, or $0.01 per diluted share) in the fourth quarter of 2003, as more fully described in the note "Impairment and Exit Costs."

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

(a) Evaluation of disclosure controls and procedures. As of October 3, 2004, an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission rules and forms.

(b) Changes in internal control over financial reporting. During the Company's fourth fiscal quarter of 2004, there has been no change in the Company's internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. ***Other Information***

None

Item 10. ***Directors and Executive Officers of the Registrant***

For information regarding executive officers, refer to "Executive Officers of the Registrant" in Item 4A hereof. Other information required by this item is incorporated herein by reference to the sections entitled "Election of Directors," "Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission with respect to the Registrant's 2005 Annual Meeting of Shareholders (the "2005 Proxy Statement").

Code of Ethics and Code of Business Conduct and Ethics

The Company has adopted a written Code of Ethics (the "Code of Ethics") that applies to our President and Chief Executive Officer, Vice President-Finance and Chief Financial Officer and our Vice President and Treasurer. The Company has also adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that applies to all employees, officers and directors of the Company as well as any subsidiary company officers that are executive officers of the Company. Each of our operating subsidiaries maintains a code of ethics tailored to their businesses. The Code of Ethics and Code of Conduct are available on the Company's website, *www.ruddickcorp.com,* under the "Corporate Governance" caption, and print copies are available to any shareholder that requests a copy. Any amendments to the Code of Ethics or Code of Conduct, or any waivers of the Code of Ethics, or any waiver of the Code of Conduct for directors or executive officers, will be disclosed on the Company's website promptly following the date of such amendment or waiver. Information on the Company's website, however, does not form a part of this Form 10-K.

Corporate Governance Guidelines and Committee Charters

In furtherance of its longstanding goal of providing effective governance of the Company's business and affairs for the benefit of shareholders, the Board of Directors of the Company has approved Corporate Governance Guidelines. The Guidelines contain general principles regarding the functions of the Company's Board of Directors. The Guidelines are available on the Company's website referenced above and print copies are available to any shareholder that requests a copy. In addition, committee charters for the Company's Audit Committee, Compensation and Special Stock Option Committee and Corporate Governance and Nominating Committee are also included on the Company's website.

Item 11. ***Executive Compensation***

The information required by this item is incorporated herein by reference to the sections entitled "Election of Directors — Directors' Fees and Attendance" and "Executive Compensation" in the Registrant's 2005 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

Equity Compensation Plan Information

The following table provides information as of October 3, 2004 regarding the number of shares of Common Stock that may be issued under the Company's equity compensation plans.

Plan category (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,328,763	$16.23	1,994,750
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total.....................	2,328,763	$16.23	1,994,750

(1) The table does not include information regarding the Ruddick Corporation Director Deferral Plan, which permits the deferral of the payment of the annual fee and the regular board meeting fees. The deferred fees are converted into a number of shares of common stock with a fair market value equal to the value of the retainer or fees deferred, and such number of shares are then credited to the director's account (along with the amount of any dividends or stock distributions) in the form of phantom stock units. At the time a participant in the plan ceases to be a director, shares of common stock or cash, in the discretion of the Compensation Committee, will be distributed to the participant or a designated beneficiary. On October 3, 2004, there were 62,831 phantom stock units allocated pursuant to this plan.

Additional information required by this item is incorporated herein by reference to the sections entitled "Principal Shareholders" and "Election of Directors-Beneficial Ownership of Company Stock" in the Registrant's 2005 Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Transactions" in the Registrant's 2005 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference to the section entitled "Selection of Independent Public Accountants" in the Registrant's 2005 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedule***

(a) The following documents are filed as part of this report:

(1) Financial Statements:

(2) Financial Statement Schedules: The following report and financial statement schedules are filed herewith:

All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes thereto.

(3) *Index to Exhibits:* The following exhibits are filed with this report or, as noted, incorporated by reference herein.

Exhibit Number	Description of Exhibits
3.1*	Restated Articles of Incorporation of the Company, dated December 14, 2000, incorporated herein by reference to Exhibit 3.1 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
3.2*	Amended and Restated Bylaws of the Company, incorporated herein by reference to Exhibit 3.2 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2002 (Commission File No. 1-6905).
4.1*	Credit Agreement for up to an aggregate of $100,000,000 entered into as of May 14, 2002, by and between the Company and each of Branch Banking and Trust Company and RBC Centura Bank as lenders and Wachovia Bank, National Association as lender and administrative agent, incorporated herein by reference to Exhibit 4.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 (Commission File No. 1-6905).
4.2*	$50,000,000 6.48% Series A Senior Notes due March 1, 2011 and $50,000,000 Private Shelf Facility dated March 1, 1996 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996 (Commission File No. 1-6905).

Exhibit Number	Description of Exhibits
4.3*	$50,000,000 7.55% Senior Series B Notes due July 15, 2017 and $50,000,000 7.72% Series B Senior Notes due April 15, 2017 under the Note Purchase and Private Shelf Agreement dated April 15, 1997 between Ruddick Corporation and The Prudential Insurance Company of America, incorporated herein by reference to Exhibit 4.3 of the registrant's Annual Report on Form 10-K for the fiscal year period ended September 28, 1997 (Commission File No. 1-6905).
	The Company has other long-term debt but has not filed the instruments evidencing such debt as part of Exhibit 4 as none of such instruments authorize the issuance of debt exceeding 10 percent of the total consolidated assets of the Company. The Company agrees to furnish a copy of each such agreement to the Commission upon request.
10.1*	Description of Incentive Compensation Plans, incorporated herein by reference to Exhibit 10.1 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1996 (Commission No. 1-6905).**
10.2*	Supplemental Executive Retirement Plan of Ruddick Corporation, as amended and restated, incorporated herein by reference to Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.3*	Resolutions adopted by the Board of Directors of the Company and the Plan's Administrative Committee with respect to benefits payable under the Company's Supplemental Executive Retirement Plan to Alan T. Dickson and R. Stuart Dickson, incorporated herein by reference to Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.4*	Deferred Compensation Plan for Key Employees of Ruddick Corporation and subsidiaries, as amended and restated, incorporated herein by reference to Exhibit 10.5 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.5*	1988 Incentive Stock Option Plan, incorporated herein by reference to Exhibit 10.6 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 2, 1994 (Commission File No. 1-6905).**
10.6*	1993 Incentive Stock Option and Stock Appreciation Rights Plan, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 3, 1993 (Commission File No. 1-6905).**
10.7*	Description of the Ruddick Corporation Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991 (Commission File No. 1-6905).**
10.8*	Ruddick Corporation Irrevocable Trust for the Benefit of Participants in the Long Term Key Management Incentive Program, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1990 (Commission File No. 1-6905).**
10.9*	Rights Agreement dated November 16, 2000 by and between the Company and First Union National Bank, incorporated herein by reference to Exhibit 10.9 of the registrant's Annual Report on Form 10-K for the fiscal year ended October 1, 2000 (Commission File No. 1-6905).
10.10*	Ruddick Corporation Senior Officers Insurance Program Plan Document and Summary Plan Description, incorporated herein by reference to Exhibit 10.10 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 27, 1992 (Commission File No. 1-6905).**
10.11*	Ruddick Corporation Nonstatutory Stock Option Agreement Between the Company and Edwin B. Borden, Jr., incorporated herein by reference to Exhibit 10.2 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 1996 (Commission File No. 1-6905).**

Exhibit Number	Description of Exhibits
10.12*	Ruddick Corporation Nonstatutory Stock Option Agreement Between the Company and Roddey Dowd, Sr., incorporated herein by reference to Exhibit 10.4 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 1996 (Commission File No. 1-6905).**
10.13*	Ruddick Corporation Nonstatutory Stock Option Agreement Between the Company and James E.S. Hynes, incorporated herein by reference to Exhibit 10.5 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 29, 1996 (Commission File No. 1-6905).**
10.14*	Ruddick Corporation 1995 Comprehensive Stock Option Plan (the "1995 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-6905).**
10.15*	Ruddick Corporation 1997 Comprehensive Stock Option and Award Plan (the "1997 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 28, 1997 (Commission File No. 1-6905).**
10.16*	Ruddick Corporation Director Deferred Plan, incorporated herein by reference to Exhibit 10.2 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.17*	Ruddick Corporation Senior Officers Insurance Program, incorporated herein by reference to Exhibit 10.3 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1998 (Commission File No. 1-6905).**
10.18*	Ruddick Corporation 2000 Comprehensive Stock Option and Award Plan (the "2000 Plan"), incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2001 (Commission File No. 1-6905).**
10.19*	Description of retirement arrangement between the Company and each of Alan T. Dickson and R. Stuart Dickson effective May 1, 2002, incorporated herein by reference to Exhibit 10.1 of the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 (Commission File No. 1-6905)**
10.20*	Ruddick Corporation Flexible Deferral Plan, incorporated herein by reference to Exhibit 10.22 of the registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 2002 (Commission File No. 1-6905).**
10.21*	Ruddick Corporation 2002 Comprehensive Stock Option and Award Plan (the "2002 Plan"), incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2003 (Commission File No. 1-6905)**
10.22*	Form of Ruddick Corporation Non-Employee Director Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.23*	Form of Ruddick Corporation Incentive Stock Option Award Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.24*	Form of Ruddick Corporation Nonqualified Stock Option Agreement for use in connection with the 1995 Plan, 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.25*	Form of Ruddick Corporation Restricted Stock Award Agreement for use in connection with the 1997 Plan, 2000 Plan and 2002 Plan, incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 17, 2004 (Commission File No. 1-6905).**
10.26+	Summary of Executive Bonus Insurance Plan.**

Exhibit Number	Description of Exhibits
10.27+	Summary of Non-Employee Director Compensation.**
21+	List of Subsidiaries of the Company.
23+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1+	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2+	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference.

** Indicates management contract or compensatory plan required to be filed as an Exhibit.

+ Indicates exhibits filed herewith and follow the signature pages.

(b) Exhibits

See (a) (3) above.

(c) Financial Statement Schedules

See (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUDDICK CORPORATION
(Registrant)

Dated: November 30, 2004

By: /s/ THOMAS W. DICKSON
Thomas W. Dickson,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ THOMAS W. DICKSON Thomas W. Dickson	President and Chief Executive Officer and Director (Principal Executive Officer)	November 30, 2004
/s/ JOHN B. WOODLIEF John B. Woodlief	Vice President — Finance and Chief Financial Officer (Principal Financial Officer)	November 30, 2004
s/ RONALD H. VOLGER Ronald H. Volger	Vice President and Treasurer (Principal Accounting Officer)	November 30, 2004
/s/ JOHN R. BELK John R. Belk	Director	November 30, 2004
/s/ EDWIN B. BORDEN, JR. Edwin B. Borden, Jr.	Director	November 30, 2004
/s/ JOHN P. DERHAM CATO John P. Derham Cato	Director	November 30, 2004
/s/ ALAN T. DICKSON Alan T. Dickson	Chairman of the Board and Director	November 30, 2004
/s/ R. STUART DICKSON R. Stuart Dickson	Chairman of the Executive Committee and Director	November 30, 2004
/s/ JAMES E. S. HYNES James E. S. Hynes	Director	November 30, 2004
/s/ ANNA S. NELSON Anna S. Nelson	Director	November 30, 2004
/s/ BAILEY W. PATRICK Bailey W. Patrick	Director	November 30, 2004
/s/ ROBERT H. SPILMAN, JR. Robert H. Spilman, Jr.	Director	November 30, 2004
/s/ HAROLD C. STOWE Harold C. Stowe	Director	November 30, 2004
/s/ ISAIAH TIDWELL Isaiah Tidwell	Director	November 30, 2004

RUDDICK CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Fiscal Years Ended
September 29, 2002, September 28, 2003
and October 3, 2004 (in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF FISCAL YEAR	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
Fiscal Year Ended September 29, 2002:				
Reserves deducted from assets to which they apply —				
Allowance For Doubtful Accounts	$2,933	$1,263	$ 710*	$3,486
Reserves For Exit Costs	$6,532	$ (710)	$5,010	$ 812
Fiscal Year Ended September 28, 2003:				
Reserves deducted from assets to which they apply —				
Allowance For Doubtful Accounts	$3,486	$1,436	$ 960*	$3,962
Reserves For Exit Costs	$ 812	—	$ 444	$ 368
Fiscal Year Ended October 3, 2004:				
Reserves deducted from assets to which they apply —				
Allowance For Doubtful Accounts	$3,962	$ 953	$1,745*	$3,170
Reserves For Exit Costs	$ 368	—	$ 230	$ 138

* Represents accounts receivable balances written off as uncollectible, less recoveries.

Certification Pursuant to Section 302
of the Sarbanes-Oxley Act of 2002
for the Chief Executive Officer

I, Thomas W. Dickson, certify that:

1. I have reviewed this annual report on Form 10-K of Ruddick Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [Intentionally omitted.]

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2004

/s/ Thomas W. Dickson

Name: Thomas W. Dickson
Title: President and Chief Executive Officer

Certification Pursuant to Section 302
of the Sarbanes-Oxley Act of 2002
for the Chief Financial Officer

I, John B. Woodlief, certify that:

1. I have reviewed this annual report on Form 10-K of Ruddick Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [Intentionally omitted.]

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2004

/s/ John B. Woodlief

Name: John B. Woodlief
Title: Vice President — Finance and Chief Financial Officer

Shareholder Information

Corporate Address
301 S.Tryon St.
Suite 1800
Charlotte, NC 28202
704-372-5404

Subsidiaries
Harris Teeter, Inc.
701 Crestdale Drive
Matthews, NC 28105
704-844-3100

American & Efird, Inc.
P.O. Box 507
Mount Holly, NC 28120
704-827-4311

General Counsel
Helms Mulliss & Wicker, PLLC
Charlotte, NC

Independent Registered Public Accounting Firm
KPMG LLP
Charlotte, NC

New York Stock Exchange (NYSE) Listing
Common shares symbol: RDK
Ruddick Corporation has submitted to the NYSE a certification by its Chief Executive Officer confirming that the Company has complied with the NYSE corporate governance standards.

Stock Transfer Agent and Registrar
Wachovia Bank, N.A.
Charlotte, NC

Shareholders/Shares Outstanding
As of October 3, 2004, Ruddick had approximately 14,600 beneficial common shareholders (including employee/owners) and approximately 46.7 million shares outstanding.

Dividends
It has been Ruddick's practice to pay approximately 30% of net income in dividends. Regular quarterly dividends are usually paid at the first of January, April, July and October.

Dividend Reinvestment and Stock Purchase Plan
Ruddick Corporation maintains a Dividend Reinvestment and Stock Purchase Plan for shareholders of record. Information on this plan may be obtained by calling Ruddick Corporation at 704-372-5404.

Employee Stock Ownership Plan
Ruddick has an Employee Stock Ownership Plan (ESOP), which was established in 1976. At fiscal year end, approximately 17% of Ruddick's common shares were owned by associates as participants in the ESOP.

Annual Meeting
The Annual Meeting of the Shareholders of Ruddick Corporation will be held in the Auditorium, 12th Floor, Two Wachovia Center, 301 S.Tryon Street, Charlotte, NC, on February 17, 2005, at 10:00 a.m. Shareholders are cordially invited to attend.

Annual Reports Including Form 10-K
Additional copies of the Company's Form 10-K are available without charge upon written request or by telephone. Written requests may be directed to the Investor Relations Department, Ruddick Corporation, 301 S.Tryon St., Suite 1800, Charlotte, NC 28202. Telephone inquiries may be directed to 704-372-5404.



Closing Stock Price
Fiscal Year End
13.88
15.30
15.40
15.79
20.42
00
01
02
03
04

Ruddick Corporation

HARRIS TEETER - AMERICAN & EFIRD
301 S. Tryon Street Suite 1800 Charlotte, NC 28202
704-372-5404 www.RuddickCorp.com

Ruddick Corporation is a holding company with two wholly-owned operating subsidiaries—Harris Teeter, a leading regional supermarket chain, and American & Efird, one of the world's largest manufacturers and distributors of sewing thread for industrial and consumer markets.

